

Annual Report 2003

Custom furniture was never so easy.

Bassett has expanded its Simply Yours™ custom casual dining program to include thousands of new possibilities: new table leg styles, new chair designs, and more finishes. Each piece is custom made for each customer and shipped within a month. Bassett is changing the idea of custom furniture by making it better, making it easier and making it faster.



Table of Contents

Financial Summary

Fiscal years ended in November
"Dollars in thousands, except per share amounts"

	2003	2002	2001
Income Statement Data			
Net sales	$316,857	$323,487	$305,676
Gross profit	81,996	68,494	51,220
Gross margin %	25.8%	21.2%	16.8%
Income (loss) from operations	(1,230)	6,256	(4,912)
Net income (loss)	(470)	6,741	(2,642)
Per Share Data			
Diluted earnings loss per share	$(0.04)	$0.57	$(0.23)
Book value per share	18.97	19.63	20.04
Balance Sheet Data			
Total assets	$280,380	$290,880	$301,403
Long-term debt	0	3,000	7,482
Stockholders' equity	220,018	229,643	234,472

Although 2003 proved to be another turbulent year in the furniture industry, Bassett's ongoing reinvention continues to underscore the confidence we have in our long term strategy. Your management firmly believes that the additional steps taken last year will propel our new model into a bright future.

Net sales were $317 million, a slight decrease from 2002 levels. Complicating the sales comparison was an additional week in prior year reporting (53 weeks in 2002 versus 52 in 2003) and the inclusion of LRG retail sales in 2003 that resulted from the consolidation of that entity into our operations. Once again, we also suffered attrition from the JCPenney account, which resulted in $17 million in lost sales (5% of 2002 total sales).

After the combination of a restructuring charge and the cumulative effect of the adoption of a new accounting standard for LRG, the Company suffered a net loss of $ .5 million or (.04) per share. For 2002, net income was $6.7 million or .57 per share. Additionally, our focus on expense control and inventory reduction produced $22 million of operating cash flow for 2003.

Asset writeoffs have been a big part of the story at Bassett for the past few years. Unfortunately, our transformation from a factory-laden traditional manufacturer to a home furnishings marketer/retailer has required these measures. In 1997 the Company operated 20 manufacturing facilities. As of January 2004, we run seven production facilities. Since the close of 2003, we have also announced the consolidation of our Hiddenite, N.C., upholstery factory into our Newton, N.C., complex. This evaluation is an ongoing process that is necessary in order to remain competitive. We do believe, however, that the great majority of this unpleasant business is finally behind us.

Furthermore, the consolidation of the LRG retail joint venture into our operations closes the circle on our initial foray into corporate retail stores that started back in 1999. This effort has been a real struggle. Nevertheless, we have learned a great deal about retail operations and remain very confident in our partners, the Ladin brothers, and their ability to operate a profitable business in 2004.

The challenge ahead lies in the continuation of our Bassett Furniture Direct (BFD) rollout and the day-to-day execution at the store level. Although we still realize 47% of total net sales in channels other than BFD, store sales should ultimately represent 80-90% of our top line. We ended 2003 with a total of 101 BFDs, a net increase of 16 locations. Our current backlog of new store candidates is our largest ever. Plans for 2004 call for 20-25 additional stores with a similar amount to open in 2005. This should position us within reach of our stated goal of 150 BFDs by the end of 2005.

Equally as important as the rollout plans is the perfection of our retail model. We continue to invest in training, new products, systems applications, marketing, and promotional funds that will enable our stores to succeed. The integration of our marketing programs into a consistent message in the field will be a major focus for Bassett in 2004. We will begin a comprehensive consumer research program this year. Also, improving the sales performance of popular products such as home entertainment and motion furniture will be important initiatives.

The top three Bassett Furniture Direct stores are located on the West Coast of the United States. In order to be able to continue to attract qualified dealers to our program and to enhance the profitability of our existing network, we have begun the real estate search for a facility that will serve as a combination western distribution center and upholstery factory. Inbound Asian product will be consolidated with wood furniture produced in our East Coast domestic facilities. Further, key upholstery items produced adjacent to the warehouse will round out the offering. The new complex should make the BFD proposition that much more compelling for dealers in the lucrative western markets. Preliminary plans call for the facility's startup to take place in late 2004.

Successful new product introductions were also a big part of the 2003 picture. In wood, the Bassett Kids collection, Fifth Avenue, American Hewn, and New Traditions were all new arrivals last year. Each of these products has quickly proven itself at retail. New American Living, another extension of our custom capabilities, and the new additions to Bassett Leather were the highlights of our spring and fall upholstery introductions respectively. We have been planning our new Continental Sketchbook collection, set to debut in April, for several months. Finally, we will have an exciting announcement in the home entertainment category later in 2004.

Our industry continues to grow more competitive and complex. Many manufacturers have announced major store development programs as they seek to find a market for their products. Imported goods continue to pour in from virtually every point on the globe. New players in retail such as catalogs, the internet, discount chains, and buying clubs are redefining the manner in which today's time starved consumer buys furniture. Amidst all of this change, we will remain focused on helping our stores sell more of our products in 2004. Building our brand through the BFD stores and complementary avenues of distribution becomes more important every year.

All of these efforts must culminate in an improvement in operating income for Bassett. This is the obvious key for upward movement of our stock price and the creation of shareholder value. While we have been engaged in a relentless cost reduction program for some time now, investment in the BFD program has added additional expense to our operations. Attaining the scale to adequately spread those costs is crucial to achieving desired financial results. We intend to make progress toward this goal in 2004.

In closing, I want to thank our shareholders and dealers for their support this past year. Further, I appreciate the counsel of our Board of Directors through this period of transition. And, finally, I want to acknowledge the hard work of all the Bassett team in 2003.

Robert H. Spilman, Jr.
President and Chief Executive Officer

In 2003, it became increasingly clear that Bassett could not only separate itself from the competition in a unique retail program, but also with its product merchandising and design. Through ingenious design and manufacturing planning, Bassett can increase demand for its products by creating custom products for consumers that can be ready for delivery to the home within 30 days ... sometimes in as little as three weeks. This unique proposition is carried through virtually every product category and, as a result, gives Bassett Furniture Direct® stores unparalleled product offerings in any size store.



◁ Introduced in April 2003, American Hewn™ by Bassett combined a rugged relaxed style with a compelling timeworn look. The collection was made from wood selected for its hand-hewn characteristics. Each item was available in five classic finishes.

Merchandising, marketing, and logistics create



◁ The casual, modern style of the Hudson upholstery was an instant hit with consumers. The style was a perfect combination of looks, quality leather, and aggressive price points. It is shown with the Guilford tables and modular bookcases.

2003 saw the expansion of Bassett's successful cross-category Simply Yours™ custom furniture program. The Simply Yours™ casual dining program received a boost with added style and finish options, and the home entertainment and home office armoire program was expanded with new corner armoires and wall systems that accommodate large projection televisions.

Other custom programs were introduced with success. The New American Living Rooms upholstery collection allows consumers to choose the style features they want to create a smaller scale custom living room setting for metropolitan and smaller homes. The casual, rugged American Hewn™ collection accented the hand-hewn characteristics of the raw oak and allowed consumers to choose any item and get it in five classic finishes.

The year also saw a shift in furniture function as trends indicate that living, family and rec rooms are becoming a high-tech home theater with HDTV and plasma screens, dynamic sound systems, and an emphasis on re-creating the movie theater experience in the home. Bassett introduced its first style designed for wall mounted plasma screens and a new custom recliner that can be linked together to create theater seating for the entire family.

▽ The success of the Fifth Avenue bedroom in 2002 led to the development of the equally popular dining room and living room furniture. Fifth Avenue's contemporary profiles are mixed with classic Shaker elements to create a pleasing, versatile collection.



Bassett also introduced products in 2003 to appeal to consumers who fall at the younger end of its target demographic. The Echo Collection, designed for the 21-35 age group, struck a nerve with its progressive style, casual personality, and price points. Echo spans three individual styles - Carbon, Nitrogen and Oxygen - with bedroom, casual dining, upholstery, tables and modular walls.

Bassett recognizes the importance of combining exceptional style with quality and compelling price points, as it continues to pursue improvements in the Bassett Furniture Direct® program in the areas of merchandising, advertising, training and operations. While it remains critical to have the right products at the right price, creating a friendly, compelling store experience is key. A big part of that is simply meeting or exceeding the consumer's expectations on style, delivery and product quality.



▶ In 2003, Bassett attracted the attention of a new generation of furniture buyers with its Echo Collection. Echo has a hip, modern feel that resonates with the 21-35 age group. It is available in three stylish finishes and includes a variety of uniquely designed items.

nique experience in today's retail environment.



Bassett currently ships most Bassett Furniture Direct® orders in three weeks so stores can have the products available for delivery in 30 days or less. The successful integration of systems, logistics, manufacturing, and store operations results in a level of performance not being matched by the competition.

In the coming year, Bassett will be working on several initiatives that will further enhance the product and store experience. Home entertainment and recliner categories are getting new attention to boost their performance in stores. The store interior is being studied for a modern update while the advertising will be refined to boost store traffic, sales, and brand recognition.

In addition, new research in 2004 will reveal new insights about consumer trends and brand perception as well as help identify areas for improvement in the retail experience, product development, and marketing programs.

▲ New emphasis was put on the home entertainment and home office categories in 2003. This flexible, yet classically stylish armoire comes in three finishes and its interior can be configured for virtually any need - big TV, small TV, clothes, and any combination of the three.



▶ The popularity of the Simply Yours™ custom upholstery program led to the introduction of New American Living Rooms by Bassett. Smaller in scale, New American Living Rooms gives consumers the option of choosing the arm, back, base and fabrics to create their ideal sofa, sectional, loveseat, or chair.

Consolidated Balance Sheets

Bassett Furniture Industries, Incorporated and Subsidiaries
November 29, 2003, and November 30, 2002
(In thousands, except share and per share data)

Assets	2003	2002
Current assets		
Cash and cash equivalents	$ 15,181	$ 1,371
Accounts receivable, net	39,230	44,806
Inventories	36,454	43,449
Refundable income taxes	-	2,924
Deferred income taxes	5,307	3,600
Other current assets	4,525	6,816
Total current assets	100,697	102,966
Property and equipment, net	50,681	59,365
Investments	65,151	63,248
Retail real estate, net	32,930	31,177
Notes receivable, net	15,399	18,761
Other, net	15,522	15,363
	129,002	128,549
Total assets	$ 280,380	$ 290,880

Liabilities and Stockholders' Equity

	2003	2002
Current liabilities		
Accounts payable	$ 15,127	$ 17,738
Accrued liabilities	22,341	16,406
Total current liabilities	37,468	34,144
Long-term liabilities		
Employee benefits	9,824	10,152
Long-term debt	-	3,000
Distributions in excess of affiliate earnings	13,070	13,941
	22,894	27,093
Commitments and Contingencies		
Stockholders' equity		
Common stock, par value $5 a share, 50,000,000 shares authorized, issued and outstanding - 11,599,936 in 2003 and 11,660,587 in 2002	58,000	58,303
Retained earnings	159,487	169,789
Accumulated other comprehensive income - unrealized holding gains, net of income tax	2,531	1,551
Total stockholders' equity	220,018	229,643
Total liabilities and stockholders' equity	$ 280,380	$ 290,880

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

Consolidated Statements of Income

Bassett Furniture Industries, Incorporated and Subsidiaries
For the years ended November 29, 2003, November 30, 2002, and November 24, 2001
(In thousands, except share and per share data)

	2003	2002	2001
Net sales	$ 316,857	$ 323,487	$ 305,676
Cost of sales	234,861	254,993	254,456
Gross profit	81,996	68,494	51,220
Selling, general and administrative expenses	80,026	60,987	54,477
Gains on sales of property and equipment, net	-	-	(5,297)
Restructuring and impaired asset charges	3,200	1,251	6,952
Income (loss) from operations	(1,230)	6,256	(4,912)
Income from investments, net	5,503	2,342	7,497
Income (loss) from unconsolidated affiliated companies, net	6,151	4,715	(3,030)
Interest expense	(1,713)	(1,438)	(2,819)
Other expense, net	(3,844)	(2,765)	(420)
Income (loss) before income tax benefit (provision) and cumulative effect of accounting change	4,867	9,110	(3,684)
Income tax (provision) benefit	(462)	(2,369)	1,042
Income (loss) before cumulative effect of accounting change	4,405	6,741	(2,642)
Cumulative effect of accounting change, net of income tax of $3,200	(4,875)	-	-
Net income (loss)	$ (470)	$ 6,741	$ (2,642)
Net income (loss) per share			
Basic earnings (loss) per share:			
Income (loss) before cumulative effect of accounting change	$ 0.38	$ 0.58	$ (0.23)
Cumulative effect of accounting change	(0.42)	-	-
Net income (loss) per share	$ (0.04)	$ 0.58	$ (0.23)
Diluted earnings (loss) per share:			
Income (loss) before cumulative effect of accounting change	$ 0.38	$ 0.57	$ (0.23)
Cumulative effect of accounting change	(0.42)	-	-
Net income (loss) per share	$ (0.04)	$ 0.57	$ (0.23)

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Stockholders' Equity

Bassett Furniture Industries, Incorporated and Subsidiaries

For the years ended November 29, 2003, November 30, 2002, and November 24, 2001

(In thousands, except share and per share data)

	Common Stock		Additional paid-in	Retained	Accumulated Other comprehensive	Unamortized stock	
	Shares	Amount	Capital	earnings	income	compensation	Total
Balance, November 25, 2000	11,764,760	$ 58,824	$ -	$ 185,293	$ 5,418	$ (395)	$ 249,140
Net Loss	-	-	-	(2,642)	-	-	(2,642)
Net change in unrealized holding gains	-	-	-	-	(2,371)	-	(2,371)
Comprehensive loss							(5,013)
Dividends ($.80 per share)	-	-	-	(9,378)	-	-	(9,378)
Issuance of common stock	25,932	130	150	-	-	-	280
Purchase and retirement of common stock	(63,500)	(318)	(150)	(262)	-	-	(730)
Amortization of stock compensation	-	-	-	-	-	173	173
Balance, November 24, 2001	11,727,192	58,636	-	173,011	3,047	(222)	234,472
Net Income	-	-	-	6,741	-	-	6,741
Net change in unrealized holding gains	-	-	-	-	(1,496)	-	(1,496)
Comprehensive Income							5,245
Dividends ($.80 per share)	-	-	-	(9,358)	-	-	(9,358)
Issuance of common stock	41,417	208	375	-	-	-	583
Purchase and retirement of common stock	(89,519)	(448)	(375)	(430)	-	-	(1,253)
Forfeitures of restricted stock	(18,503)	(93)	-	(175)	-	-	(268)
Amortization of stock compensation	-	-	-	-	-	222	222
Balance, November 30, 2002	11,660,587	58,303	-	169,789	1,551	-	229,643
Net Loss	-	-	-	(470)	-	-	(470)
Net change in unrealized holding gains	-	-	-	-	980	-	980
Comprehensive Income							510
Dividends ($.80 per share)	-	-	-	(9,261)	-	-	(9,261)
Issuance of common stock	28,627	143	176	-	-	-	319
Purchase and retirement of common stock	(89,278)	(446)	(176)	(571)	-	-	(1,193)
Balance, November 29, 2003	11,599,936	$ 58,000	$ -	$ 159,487	$ 2,531	$ -	$ 220,018

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

Bassett Furniture Industries, Incorporated and Subsidiaries
For the years ended November 29, 2003, November 30, 2002, and November 24, 2001
(In thousands)

	2003	2002	2001
Operating Activities			
Net income (loss)	$ (470)	$ 6,741	$ (2,642)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	10,521	10,804	11,316
Equity in undistributed income of investments	(11,234)	(6,231)	(3,784)
Provision for write-down of property and equipment	1,530	-	4,550
Cumulative effect of accounting change, net	4,875	-	-
Provision for write-down of affiliate investment	-	-	1,359
Provision for write-down of other receivable	-	-	1,200
Provision for corporate owned life insurance	-	705	994
Provision for losses on trade accounts receivable	604	237	1,004
Net gain from sales of investment securities	(289)	(707)	(2,218)
Net gain from sales of property and equipment	(60)	-	(5,297)
Compensation earned under restricted stock and stock option plans	-	222	173
Deferred income taxes	(1,154)	2,215	(824)
Changes in employee benefit liabilities	(328)	(444)	-
Changes in operating assets and liabilities, exclusive of assets and liabilities impacted by a business combination:			
Trade accounts receivable	307	5,874	10,178
Inventories	11,144	(7,695)	17,957
Refundable income taxes	2,924	1,757	(2,148)
Other current assets	3,563	3,835	(739)
Accounts payable and accrued liabilities	628	(5,437)	(8,796)
Net Cash Provided By Operating Activities	22,561	11,876	22,283
Investing Activities			
Purchases of property and equipment	(6,215)	(9,659)	(12,332)
Proceeds from sales of property and equipment	729	-	7,042
Proceeds from sales of investments	26,776	4,406	7,941
Purchases of investments	(21,776)	-	-
Dividends from an affiliate	5,154	5,623	25,059
Investments in unconsolidated affiliated companies	(90)	(2,419)	-
Other, net	589	2,164	(559)
Net Cash Provided By Investing Activities	5,167	115	27,151
Financing Activities			
Repayments under revolving credit arrangement, net	(3,000)	(3,000)	(39,000)
Repayments of notes payable	(783)	(1,189)	-
Borrowings (repayments) for real estate borrowing	-	(1,482)	1,482
Issuance of common stock, net	319	315	280
Repurchases of common stock	(1,193)	(1,253)	(730)
Cash dividends	(9,261)	(9,358)	(9,378)
Net Cash Used In Financing Activities	(13,918)	(15,967)	(47,346)
Change In Cash And Cash Equivalents	13,810	(3,976)	2,088
Cash And Cash Equivalents — beginning of year	1,371	5,347	3,259
Cash And Cash Equivalents — end of year	$ 15,181	$ 1,371	$ 5,347

The accompanying notes to consolidated financial statements are an integral part of these statements.

Bassett Furniture Industries, Incorporated and Subsidiaries

(In thousands, except share and per share data)

A. Description of Business

Bassett Furniture Industries, Incorporated (together with its consolidated subsidiaries, "Bassett" or the "Company") based in Bassett, Va., is a leading manufacturer and marketer of branded home furnishings. Bassett's products, designed to provide quality, style and value, are sold through Bassett Furniture Direct® stores, At Home with Bassett® galleries, and other furniture and department stores. Bassett's full range of furniture products and accessories are sold through an exclusive network of 101 retail stores known as Bassett Furniture Direct ("BFD"), of which 82 are independently owned, 13 are controlled and consolidated by the Company ("Bassett-owned retail stores") and six are operated by joint ventures ("partnership licensees"), as well as over 1,000 furniture and department stores located throughout the United States. The Company has eight domestic manufacturing facilities.

B. Significant Accounting Policies

Principles of Consolidation and Fiscal Year

The consolidated financial statements include the accounts of Bassett Furniture Industries, Incorporated and its majority-owned subsidiaries for whom the Company has operating control. In 2003, the Company adopted FASB Revised Interpretation No. 46 "Consolidation of Variable Interest Entities", for LRG Furniture, LLC ("LRG"). (See Accounting Change and Note H). All significant intercompany balances and transactions are eliminated in consolidation. The Company's fiscal year ends on the Saturday nearest November 30. There were 52 weeks included in fiscal 2003, 53 weeks included in fiscal 2002 and 52 weeks included in fiscal 2001.

Cash Equivalents

All temporary, highly liquid investments with original maturities of three months or less are considered to be cash equivalents. The carrying amount of these investments approximates fair value.

Accounts Receivable and Notes Receivable

Substantially all of the Company's trade accounts receivable and notes receivable are due from customers located within the United States. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowance for doubtful accounts is based on a review of specifically identified accounts in addition to an overall aging analysis. Judgments are made with respect to the collectibility of accounts receivable based on historical experience and current economic trends. Actual losses could differ from those estimates. Allowances for doubtful accounts were $3,860 and $2,602 at November 29, 2003 and November 30, 2002, respectively. Accounts and notes receivable are generally secured by liens on merchandise sold to licensees.

Concentrations of Credit Risk and Major Customers

Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents, investments, accounts and notes receivable and financial guarantees. All cash equivalents and investments are managed within established guidelines. Accounts and notes receivable subject the Company to credit risk partially due to the concentration of amounts due from one customer in 2003 and two customers in 2002. In 2003, the Company consolidated LRG, who was one of the Company's largest two customers in 2002 and 2001 with 7% and 10% of net sales, respectively. Sales to JCPenney were 3%, 9% and 15% of the Company's total net sales in 2003, 2002 and 2001, respectively. JCPenney accounted for 2% of total accounts receivable at November 29, 2003. JCPenney and LRG accounted for 14% of total accounts receivable at November 30, 2002.

Inventories

Inventories (finished goods, work in process and raw materials) are stated at the lower of cost or market. Cost is determined for domestic furniture inventories using the last-in, first-out ("LIFO") method. The cost of imported inventories is determined on a first-in, first-out ("FIFO") basis. Inventories recorded under the LIFO method represented 77% and 78% of total inventory at November 29, 2003 and November 30, 2002, respectively. The Company estimates inventory reserves for excess quantities and obsolete items based on specific identification and historical write-offs, taking into account future demand and market conditions. If actual demand or market conditions in the future are less favorable than those estimated, additional inventory write-downs may be required.

Property and Equipment

Property and equipment is comprised of all land, buildings and machinery and equipment used in the manufacturing and warehousing of furniture and the administration of the wholesale and retail operations. This property and equipment is stated at cost. Depreciation is computed over the estimated useful lives of the respective assets utilizing straight-line and accelerated methods. Buildings and improvements are generally depreciated over a period of 10 to 39 years. Machinery and equipment are generally depreciated over a period of 5 to 10 years.

Retail Real Estate

Retail real estate is comprised of owned properties utilized by Bassett-owned and licensee operated BFD stores. These properties are located in high traffic, upscale locations that are normally occupied by large successful

(In thousands, except share and per share data)

national retailers. This real estate is stated at cost and depreciated over useful lines ranging from 10 to 39 years, utilizing the straight line method. As of November 29, 2003 and November 30, 2002, the cost of retail real estate was comprised of $8,929 and $8,929, respectively, of land and $26,745 and $24,048, respectively, of buildings and leasehold improvements. As of November 29, 2003, and November 30, 2002, accumulated depreciation of retail real estate was $2,744 and $1,800, respectively. Depreciation expense was $944, $665 and $540 in 2003, 2002, and 2001, respectively.

Impairment of Long Lived Assets

The Company periodically evaluates whether events or circumstances have occurred that indicate long-lived assets may not be recoverable or that the remaining useful life may warrant revision. When such events or circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value will be recovered through the expected undiscounted future cash flows resulting from the use of the asset. In the event the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. The long-term nature of these assets requires the estimation of its cash inflows and outflows several years into the future and only takes into consideration technological advances known at the time of the impairment test.

Investments

The Company classifies its marketable securities as available-for-sale, which are reported at fair value. Unrealized holding gains and losses, net of the related income tax effect, on available-for-sale securities are excluded from income and are reported as other comprehensive income in stockholders' equity. Realized gains and losses from securities classified as available-for-sale are included in income and are determined using the specific identification method for ascertaining the cost of securities sold. All investments are marked-to-market and recorded at their fair value. Gains and losses on financial instruments that do not qualify as accounting hedges are recorded as other income or expense. Investments in the Bassett Industries Alternative Asset Fund L.P. ("Alternative Asset Fund") are valued on the basis of net asset value, with the resultant difference from the prior valuation included in the accompanying statements of income. The net asset value is determined by the investee fund based on its underlying financial instruments.

Unconsolidated Affiliated Companies

The equity method of accounting is used for the Company's investments in affiliated companies in which the Company exercises significant influence but does not maintain operating control. For equity investments that have been reduced to $0 through equity method losses, additional equity losses incurred have reduced notes receivable from the investee. At the beginning of 2003, the Company began consolidating LRG which previously was accounted for under the equity method.

Investment in Corporate Owned Life Insurance ("COLI")

In 2002 and 2001, the Company was the beneficiary of life insurance policies which were maintained to fund various employee and director benefit plans. Effective July 31, 2002, the Company surrendered these policies. Life insurance proceeds receivable included in other current assets was $3,784 at November 30, 2002. Prior to the surrender of these policies, net COLI income (expense), which includes premiums and interest on policy loans, changes in cash surrender values, and life insurance proceeds, was included in other expense in the accompanying consolidated statements of income.

Revenue Recognition

Revenue is recognized when the risks and rewards of ownership and title to the product have transferred to the buyer. This occurs upon the shipment of goods to independent dealers or, in the case of Bassett-owned retail stores, upon delivery to the customer. Terms offered by the Company vary from 30 to 60 days. Estimates for returns and allowances and advertising arrangements have been recorded as a reduction to revenue.

Income Taxes

Deferred income taxes are provided based on the differences in timing of expense and income recognition between income tax and financial reporting in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Income taxes are provided on undistributed earnings from investments in affiliated companies. Income taxes payable includes reserves for estimated tax exposures. The Company reviews its deferred tax assets for recoverability. A valuation allowance is established when the Company believes that it is more likely than not that some portion of its deferred tax assets will not be realized. Changes in valuation allowances and estimated exposures from period to period are included in the Company's tax provision in the period of change.

Earnings per Share

Basic earnings (loss) per share is determined by dividing net income (loss) available to common shareholders by the weighted average number of shares of common stock outstanding. Diluted earnings (loss) per share also considers the dilutive effect for stock options and restricted stock.

Stock-Based Compensation

As permitted by SFAS No. 123, "Stock-Based Compensation," the Company has continued to measure compensation expense for its stock-based employee/director compensation plans using the intrinsic value method prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Pro forma disclosures of net income and earnings per share are presented as if the fair value-based method prescribed by

(In thousands, except share and per share data)

SFAS No. 123 had been applied in measuring compensation expense for the periods required by the statement. The Company measures expense for stock options granted to non-employees based on the fair value of the goods or services received. The following information is presented as if the Company had adopted the new fair value method for recognition purposes under SFAS No. 123 and restated its results:

Net income (loss):	2003	2002	2001
As reported	$ (470)	$ 6,741	$ (2,642)
Less: pro forma expense, net of tax, related to stock options	(401)	(623)	(708)
Pro forma net income (loss)	$ (871)	$ 6,118	$ (3,350)
Earnings per share:			
Basic earnings per share			
As reported	$ (0.04)	$ 0.58	$ (0.23)
Pro forma	(0.08)	0.52	(0.29)
Diluted earnings per share			
As reported	(0.04)	0.57	(0.23)
Pro forma	(0.08)	0.52	(0.29)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model and the following weighted average assumptions:

	2003	2002	2001
Expected lives	5 years	5 years	5 years
Risk-free interest rate	3.0%	4.5%	4.4%
Expected volatility	40.0%	40.4%	39.0%
Dividend yield	6.0%	5.3%	6.2%

Shipping and Handling Costs

Costs incurred to deliver retail merchandise to customers are expensed and recorded in selling, general and administrative expense and totaled $1,836 for 2003, $1,205 for 2002, and $15 for 2001. Shipping and handling costs associated with sales to independent dealers are borne by the independent dealers.

Advertising

Costs incurred for producing and distributing advertising and advertising materials are expensed when incurred. Advertising costs, including LRG advertising costs of $2,643 in 2003, totaled $9,095, $5,494 and $3,827 and are included in selling, general and administrative expenses in 2003, 2002 and 2001, respectively.

Fair Value of Financial Instruments

The Company's financial instruments include cash and cash equivalents, accounts receivable, notes receivable, investment securities, cost and equity method investments, accounts payable and long-term debt. Because of their short maturity, the carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value. The Company's cost and equity method investments generally involve entities for which it is not practical to determine fair values. The carrying amounts of notes receivable approximate fair value as the effective rates for these instruments are comparable to market rates at year-end. The carrying amounts of long-term debt approximate fair value due to the variable rate nature of debt.

Business Insurance Reserves

The Company has insurance programs in place to cover workers' compensation and health insurance claims. The insurance programs, which are funded through self-insured retention, are subject to various stop-loss limitations and re-insured through a captive insurance program. The Company accrues estimated losses using historical loss experience. Although management believes that the insurance reserves are adequate, the reserve estimates are based on historical experience, which may not be indicative of current and future losses. The Company adjusts insurance reserves, as needed, in the event that future loss experience differs from historical loss patterns.

Accounting Change

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which addresses the consolidation of certain business enterprises ("variable interest entities" or "VIEs"), to which the usual condition of consolidation, a controlling financial interest, does not apply. FIN 46 requires an entity to assess its equity investments, among other interests, to determine if they are variable interest entities. As defined in FIN 46, VIEs are contractual, ownership or other interests in an entity that change with the changes in the entity's net asset value. Variable interests in an entity may arise from guarantees, leases, borrowings and other arrangements with the VIE. An entity that will absorb a majority of the variable interest entity's expected losses or expected residual returns, as defined in FIN 46, is considered the primary beneficiary of the VIE. The primary beneficiary must include the VIE's assets, liabilities and results of operations in its consolidated financial statements.

On December 24, 2003, the FASB issued a revision of the Interpretation ("the Revised Interpretation" or "FIN 46R".) Revised Interpretation 46 modified both the proposed modifications and other decisions previously issued through certain FASB Staff Positions and supercedes the original Interpretation No. 46 to include (1) deferring the effective date for certain VIEs, (2) providing additional scope exceptions for certain VIEs, (3) clarifying the impact of troubled debt restructurings on the requirements to consider (a) whether an entity is a VIE or (b) which party is a primary beneficiary, and (c) providing additional guidance on what constitutes a variable interest. Under the Revised Interpretation, special effective date provisions apply to entities that have fully or partially applied FIN 46 prior to issuance of the revised Interpretation.

The Company completed the assessment for one licensee, LRG, and has concluded that LRG is a VIE for whom the Company is the primary beneficiary and accordingly adopted FIN 46R for LRG in the fourth quarter of fiscal year 2003.

(In thousands, except share and per share data)

Adopting FIN 46R for LRG required the Company to consolidate LRG as of the beginning of 2003. Upon consolidation of LRG, the Company recognized a cumulative effect of an accounting change, amounting to $4,875 (net of income taxes of $3,200) or $.42 per diluted share.

The Company is currently analyzing its two partnership licensees and its independent licensees under the requirements of the Revised Interpretation. All of these licensees operate as Bassett Furniture Direct stores and are furniture retailers. The Company sells furniture to these licensees, and has some or all of the following with these licensees: lease guarantees, loan guarantees, notes and accounts receivable. The Company has not completed the complex analysis required by FIN 46R and therefore has not determined whether any of these licensees or any other affiliated entities will need to be consolidated based on the interpretation. See Note G for disclosure of information related to these entities. Consistent with the Company's critical accounting policies, the Company has recorded reserves for potential exposures related to these licensees. See Note P for disclosure of leases, lease guarantees and loan guarantees.

Recent Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142, which was applied to fiscal years beginning after December 15, 2001, modified the accounting and reporting of goodwill and intangible assets. The pronouncement requires entities to discontinue the amortization of goodwill, reallocate all existing goodwill among its reporting segments based on criteria set by SFAS 142 and perform initial impairment tests by applying a fair-value-based analysis on the goodwill in each reporting segment. Any impairment at the initial adoption date shall be recognized as the effect of a change in accounting principle. Subsequent to the initial adoption, goodwill must be tested for impairment annually or more frequently if circumstances indicate a possible impairment.

Under SFAS 142, entities are required to determine the useful life of other intangible assets and amortize the value over the useful life. If the useful life is determined to be indefinite, no amortization will be recorded. For intangible assets recognized prior to the adoption of SFAS No. 142, the useful life should be reassessed. Other intangible assets are required to be tested for impairment in a manner similar to goodwill. At November 29, 2003 and November 30, 2002, the Company had goodwill related to equity method investments in affiliates of approximately $18,000 and $22,000, net of accumulated amortization, respectively. The Company adopted SFAS 142 in the first fiscal quarter of 2002 and ceased the amortization of goodwill.

The audited results of operations presented below for 2003 and 2002 and adjusted results of operations for 2001 reflect the operations of the Company had the Company adopted the non-amortization provisions of SFAS 142 effective November 25, 2000:

	2003	2002	2001
Reported net income (loss)	$ (470)	$ 6,741	$ (2,642)
Add: Goodwill amortization, net of tax	-	-	234
Adjusted net income (loss)	$ (470)	$ 6,741	$ (2,408)
Basic earnings (loss) per share:			
Reported net income (loss)	$ (0.04)	$ 0.58	$ (0.23)
Add: Goodwill amortization, net of tax	-	-	0.02
Adjusted net income	$ (0.04)	$ 0.58	$ (0.21)
Diluted earnings (loss) per share:			
Reported net income (loss)	$ (0.04)	$ 0.57	$ (0.23)
Add: Goodwill amortization, net of tax	-	-	0.02
Adjusted net income	$ (0.04)	$ 0.57	$ (0.21)

In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"). FIN 45 requires an entity issuing a guarantee to recognize, at the inception of the guarantee, a liability equal to the fair value of the guarantee. FIN 45 also requires detailed information about each guarantee or group of guarantees even if the likelihood of making a payment is remote. The disclosure requirements of FIN 45 became effective for the Company in the first quarter of fiscal year 2003. FIN 45's initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company's previous accounting for guarantees issued prior to the date of the initial application of FIN 45 will not be revised or restated to reflect the provisions of FIN 45. The Company's adoption of FIN 45 did not have a significant effect on the results of operations as the Company's accounting for guarantees prior to the adoption was not significantly changed by the provisions of the interpretation. See Note P.

In May 2003, FASB Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"), was issued. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have a material impact on the Company.

(In thousands, except share and per share data)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

For comparative purposes, certain amounts in 2002 and 2001 financial statements have been reclassified to conform to the 2003 presentation.

C. Inventories

Inventories consist of the following:

	November 29, 2003	November 30, 2002
Finished goods	$ 25,488	$ 36,826
Work in process	2,922	3,424
Raw materials and supplies	16,830	18,028
Retail merchandise	8,146	3,271
Total inventories on first-in, first-out cost method	53,386	61,549
LIFO adjustment	(16,932)	(18,100)
	$ 36,454	$ 43,449

For 2003, retail merchandise increased due to the consolidation of LRG. During 2003, the Company liquidated certain LIFO inventories, which decreased cost of sales by approximately $2,600 and more than offset losses associated with liquidating certain finished goods inventories. The Company recorded a LIFO increment of $484 in fiscal 2002 associated within the general increase in the FIFO cost of inventories. The Company also liquidated certain LIFO inventories in 2001, which decreased cost of sales by approximately $7,900.

D. Sale of California Upholstery Plant

During the fourth quarter of 2002, the Company closed its California upholstery plant and consolidated production into its two remaining upholstery plants in North Carolina. The recorded net book value of the real estate was approximately $1,140. During the fourth quarter of 2003, the Company consummated a transaction to sell this facility to a third party. The transaction was consummated through a short-term note issued to the Company which matures in 2004. The Company has deferred the recognition of the gain from this transaction until payment is received due to the financing of the transaction. The Company recorded a $2,583 note receivable, net of the deferred gain, in other current assets in the accompanying 2003 consolidated balance sheet.

E. Property and Equipment

	November 29, 2003	November 30, 2002
Land	$ 1,425	$ 2,391
Buildings	43,947	49,987
Machinery and equipment	127,525	142,031
	172,897	194,409
Less		
Accumulated depreciation	(122,216)	(135,044)
	$ 50,681	$ 59,365

Depreciation expense for property and equipment was $9,205, $10,042 and $9,701 in 2003, 2002, and 2001, respectively.

During the first quarter of 2003, the Company announced that it would close its Dublin, Ga., wood manufacturing plant and consolidate production into its Bassett, Va., facility. Restructuring charges of $3,200 were accrued at the end of the quarter which primarily related to the closing of this facility. $1,530 of the $3,200 restructuring charge represents an estimate of the impaired asset write-down of the Dublin, Ga., facility. The recorded net book value of the property is approximately $1,062. The Company currently has a signed letter of intent from a potential buyer of the property, and expects the sale of the real estate to be completed in 2004.

F. Investments

The Company's investments consist of a 99.8% interest in the Bassett Industries Alternative Asset Fund, L.P. ("Alternative Asset Fund") and a portfolio of marketable securities.

A summary of the Company's investments is as follows:

	November 29, 2003	November 30, 2002
Alternative Asset Fund	$ 45,251	$ 57,168
Marketable Securities	19,900	6,080
	$ 65,151	$ 63,248

The Alternative Asset Fund commenced operations on July 1, 1998. Private Advisors, L.L.C. is the general partner (General Partner) of the Alternative Asset Fund. The Company and General Partner are currently the only two partners. The objective of the Alternative Asset Fund is to achieve consistent positive returns, while attempting to reduce risk and volatility, by placing its capital with a variety of hedge funds and experienced portfolio managers. Such hedge funds and portfolio managers employ a variety of trading styles or strategies, including, but not limited to, convertible arbitrage, merger or risk arbitrage, distressed debt, long/short equity, multi- strategy and other market - neutral strategies. The

(In thousands, except share and per share data)

General Partner has discretion to make all investment and trading decisions, including the selection of investment managers. The General Partner selects portfolio managers on the basis of various criteria, including, among other things, the manager's investment performance during various time periods and market cycles, the fund's infrastructure, and the manager's reputation, experience, training and investment philosophy. In addition, the General Partner requires that each portfolio manager have a substantial personal investment in the investment program. The Company's investment in the Alternative Asset Fund, which totaled $45,251 at November 29, 2003, includes investments in various other private limited partnerships, which contain contractual commitments with elements of market risk.

These contractual commitments, which include fixed-income securities and derivatives, may involve future settlements, which give rise to both market and credit risk. The investment partnership's exposure to market risk is determined by a number of factors, including the size, composition, and diversification of positions held, volatility of interest, market currency rates, and liquidity. The Company accounts for the investments by marking them to market value each month based on the net asset values provided by the General Partner. The hedge funds and portfolio managers provide the General Partner with estimated net asset values on a monthly basis that represents the amount the partnership would receive if it were to liquidate its investments in the investee funds. The partnership may redeem part of its investments as of the end of each quarter or calendar year, with no less than 45 days prior written notice.

The recorded investment in the Alternative Asset Fund was $45,251 and $57,168 at November 29, 2003 and November 30, 2002, respectively. The Company's earnings were $5,083, $1,516 and $5,062 for 2003, 2002 and 2001, respectively. Distributions to the Company from the sales of investments were $17,000, $3,000 and $3,500 for 2003, 2002 and 2001, respectively.

The Alternative Asset Fund was comprised of the following investments. All investments are at fair value and all are below five percent of the total fund investment.

	November 29, 2003	November 30, 2002
Styx Partners. L.P.	$ 17,355	$ 10,215
Oz Domestic Partners, L.P.	645	11,865
HBK Fund, L.P.	9,568	12,703
BBT Partners, L.P.	2,538	2,455
Contrarian Capital Trade Claims, L.P.	7,974	2,504
Merced Partners, L.P.	6,813	-
Farallon Capital Offshore Investments, Inc.	-	7,679
Double Black Diamond, L.P.	-	9,736
Cash	358	11
	$ 45,251	$ 57,168

During 2003, the General Partner reallocated certain funds in accordance with the Alternative Asset Funds desired investment strategy and the Company received distributions (from investment sales) totaling $17,000.

Investments in marketable securities are held as "available for sale". During 2003, the Company invested an additional $12,000 that had previously been invested in the Alternative Asset Fund. The net change in unrealized holding gains is recorded in accumulated other comprehensive income, net of taxes of $551 for 2003, ($842) for 2002 and ($1,334) for 2001.

Cost and unrealized holding gains of marketable securities are as follows:

	November 29, 2003	November 30, 2002
Cost	$ 15,946	$ 3,656
Unrealized holding gains	3,954	2,424
Fair value	$ 19,900	$ 6,080

G. Unconsolidated Affiliated Companies

International Home Furnishings Center:

The International Home Furnishings Center ("IHFC") owns and leases showroom floor space in High Point, North Carolina. During 2001, IHFC refinanced its real estate based on the market value of its properties which resulted in an unusually large dividend paid to owners. The Company's share of this dividend was $25,059. The dividend had no impact on the Company's earnings, as the investment is accounted for under the equity method. The Company's investment reflects a credit balance (negative net book value due to dividends received exceeding allocated earnings) of $13,070 and $13,941 at November 29, 2003 and November 30, 2002, respectively, and is reflected in the liabilities section in the accompanying consolidated balance sheets as distributions in excess of affiliate earnings. The Company purchased an additional interest in IHFC in December 2001 for $1,519 bringing its total ownership interest to 46.9%. The Company's share of earnings and dividends from this investment were $6,025 and $5,154, respectively in 2003, $5,756 and $5,623, respectively, in 2002, and $3,542 and $25,059, respectively, in 2001. The Company leases 85,000 square feet of showroom space from IHFC, 2.5% of the total space available for lease, at competitive market rates. The complete financial statements of IHFC are included in the Company's annual Form 10-K. Based on current and expected future earnings of IHFC, management believes that the market value of this investment is positive and substantially greater than its negative book value of $13,070 at November 29, 2003.

(In thousands, except share and per share data)

Summarized combined financial information for IHFC is as follows:

	2003	2002	2001
Current assets	$ 33,498	$ 29,495	$ 39,210
Non-current assets	49,757	51,321	52,578
Current liabilities	19,201	15,474	16,049
Long-term liabilities	129,767	133,236	133,066
Revenues	43,518	42,766	41,656
Net income	12,860	12,287	9,249

Partnership licensees:

In 2003 and 2002, as part of the Company's retail expansion strategy, the Company made equity investments in two licensee operators of the Company's BFD store program. In 2002, the Company purchased a 30% ownership interest in BFD Northeast, LLC ("BFDNE") for $600. BFDNE is developing BFD retail stores in New England. As of November 29, 2003, BFDNE operates five BFD stores. Sales to BFDNE were $8,667 and $2,525 for 2003 and 2002, respectively, and the Company had notes and accounts receivables of $2,871 and $1,422 due from BFDNE at November 29, 2003 and November 30, 2002, respectively. The Company's share of income (losses) amounted to $100 and ($227) for 2003 and 2002, respectively.

In 2002, the Company purchased a 28% ownership interest in BFD Atlanta, LLC ("BFDA") for $300. BFDA is developing Bassett Furniture Direct retail stores in metropolitan Atlanta, Georgia. BFDA's first store opened in December 2002. As of November 29, 2003, BFDA had one store in operation. Sales to BFDA were $1,690 and $0 in 2003 and 2002, respectively, and the Company had notes and accounts receivables of $546 and $0 at November 29, 2003 and November 30, 2002, respectively. The Company's share of losses was $201 and $85 in 2003 and 2002, respectively.

Other affiliates:

The Company owns 49% of Zenith Freight Lines, LLC, ("Zenith") which hauls freight for many of the Company's customers. The Company's investment balance was $4,489 at November 29, 2003 and $4,084 at November 30, 2002. Bassett-owned retail stores paid Zenith approximately $1,600 for freight expense in 2003. The Company's share of earnings from the investment in Zenith was $406, $100 and $0, for 2003, 2002 and 2001, respectively.

Summarized combined financial information for Zenith, BFDNE, and BFDA, is as follows:

	2003	2002	2001
Current assets	$ 7,546	$ 4,036	$ 2,441
Non-current assets	7,565	6,975	6,708
Current liabilities	5,755	2,641	1,835
Long-term liabilities	3,282	4,881	5,231
Revenues	33,439	12,988	14,702
Net income (loss)	604	(239)	(96)

H. LRG Furniture, LLC

During the fourth quarter of 2003, the Company adopted FIN 46R for LRG as set forth in Note B. Adoption of FIN 46R required the Company to consolidate the results and financial position of LRG as of the beginning of fiscal 2003.

The following unaudited pro forma summary presents financial information for the Company for the year ended November 30, 2002. These pro forma results have been presented for comparative purposes only and do not purport to be indicative of what would have occurred had LRG been consolidated on November 25, 2001 or of future results. These pro forma results include the minority portion of LRG's net loss which was not recorded under the equity method.

	2002 (Unaudited)
Net Sales	$ 347,526
Income from operations	5,093
Net income	6,021
Basic and diluted earnings per share	$ 0.52

In the fourth quarter of 2003, the Company reached an agreement with the other members of LRG to acquire an additional 29% ownership in LRG and obtain operating control of LRG reflective of this additional ownership percentage. This transaction resulted in the Company owning 80% of LRG. This transaction primarily included conversion of certain notes receivable into the additional 29% ownership and conversion of certain trade receivables into notes receivable.

Summarized financial information for periods during which LRG was accounted for using the equity method was as follows:

	2002	2001
Current assets	$ 7,818	$ 13,292
Non-current assets	1,721	3,417
Current liabilities	10,191	15,766
Long-term liabilities	12,210	14,598
Revenues	45,736	62,578
Net loss	(1,980)	(6,748)

(In thousands, except share and per share data)

The Company's share of losses from LRG was ($1,007) in 2002 and ($3,855) in 2001. The Company's investment balance of ($2,828) at November 30, 2002 was reclassified to reduce the balance of the notes receivable from LRG at the end of 2002.

The Company had outstanding trade accounts receivable due from LRG of $4,257 as of November 30, 2002. In addition the Company had notes receivable from LRG of $10,350 at the end of 2002. These notes were included in notes receivable in the accompanying consolidated balance sheets and had maturities of between three and nine years and bear interest at various rates at or above market. Sales to LRG were $21,697 in 2002 and $31,259 in 2001. These sales were at prices equal to normal selling prices to unrelated entities. In addition to accounts and notes receivable, the Company had lease and loan guarantees with LRG in the amount of $9,222 at November 30, 2002.

I. Accrued Liabilities

Accrued liabilities consist of the following:

	November 29, 2003	November 30, 2002
Compensation and related benefits	$ 9,039	$ 8,723
Severance and employee benefits	208	197
Legal and environmental	2,233	1,352
Dividends payable	2,314	2,328
Retail customer deposits	3,233	855
Income taxes payable	1,530	-
Other	3,784	2,951
	$ 22,341	$ 16,406

J. Income Taxes

A reconciliation of the statutory federal income tax rate and the effective income tax rate, as a percentage of income before income taxes, is as follows:

	2003	2002	2001
Statutory federal income tax rate	35.0 %	35.0 %	(35.0) %
Dividends received exclusion	(33.7)	(18.8)	(31.9)
Corporate owned life insurance	4.1	2.7	30.6
State income tax, net of federal benefit	2.4	2.8	8.1
Other	1.7	4.3	(0.1)
Effective income tax rate	9.5 %	26.0 %	(28.3) %

The components of the income tax provision (benefit) are as follows:

	2003	2002	2001
Current:			
Federal	$ 1,214	$ -	$ -
State	402	154	(218)
Deferred:			
Federal	(972)	1,986	(739)
State	(182)	229	(85)
Total	$ 462	$ 2,369	$ (1,042)

The income tax effects of temporary differences and carryforwards, which give rise to significant portions of the deferred income tax assets and deferred income tax liabilities, are as follows:

	November 29, 2003	November 30, 2002
Deferred income tax assets:		
Trade accounts receivable	$ 1,506	$ 1,015
Inventories	1,103	599
Property and equipment writedowns	183	564
Retirement benefits	3,831	4,703
Net operating loss carryforwards	1,648	3,328
Distribution from affiliates in excess of income	6,059	6,304
Contribution and other carryforwards	334	443
Alternative minimum tax credit carryforward (no expiration)	3,269	1,869
Other	1,847	119
Total gross deferred income tax assets	19,780	18,944
Deferred income tax liabilities:		
Property and equipment	5,824	8,993
Undistributed affiliate income	4,630	1,809
Prepaid expenses and other	245	215
Unrealized holding gains	1,542	873
Total gross deferred income tax liabilities	12,241	11,890
Net deferred income tax assets	$ 7,539	$ 7,054

(In thousands, except share and per share data)

The Company has recorded a deferred income tax asset of $1,648 as of November 29, 2003, for the benefit of approximately $6,828 in federal and state income tax loss carryforwards, which expire in varying amounts between 2014 and 2022. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred income tax assets will be realized. The amount of the deferred income tax assets considered realizable, however, could be reduced if estimates of future taxable income during the carryforward period are reduced.

In February 2003, the Company reached a final settlement with the IRS regarding the non-deductibility of interest expense on loans associated with the Company's corporate owned life insurance plan ("COLI" plan). The Company had previously recorded reserves to cover the negotiated settlement amount. Income taxes paid, net of refunds, during 2003, 2002 and 2001 were ($3,366), $350, and $1,485, respectively.

K. Long-Term Liabilities and Retirement Plans

The Company has a qualified defined contribution plan (Employee Savings/Retirement Plan) that covers all employees who elect to participate and have fulfilled the necessary service requirements. Employee contributions to the Plan are matched by the Company at the rate of 115% of the first 2% through 5% of the employee's contribution, based on seniority. The Plan incorporates provisions of Section 401(k) of the Internal Revenue Code. Employer matching contributions to the Plan for 2003, 2002 and 2001 were approximately $1,246, $1,462 and $1,445, respectively.

The Company has a Supplemental Retirement Income Plan that covers certain current and former senior executives and provides additional retirement and death benefits. Also, the Company has a Deferred Compensation Plan for certain senior executives that provides for voluntary deferral of compensation otherwise payable. The unfunded future liability of the Company under these Plans is included as employee benefits in long-term liabilities. The expenses for these plans (primarily interest) for 2003, 2002 and 2001 were $1,100, $986, and $1,168, respectively.

L. Long-term Debt

In October 2000, the Company entered into a three-year $70,000 revolving credit facility with a new lender and three other participants. The facility is secured by certain receivables and inventories of the Company with borrowing rates ranging from LIBOR plus .625% to LIBOR plus 1.375%, based on various debt to earnings ratios. The LIBOR rate was 1.94% at November 30, 2002. The Company amended the facility in 2001 to address restrictive covenants and to reduce the total facility to $60,000. The Company amended the facility in July 2003 by extending the agreement by two years, lowering the total facility to $50,000 and easing certain covenants. Borrowings under the facility, which matures November 30, 2005, totaled $0 and $3,000 at November 29, 2003 and November 30, 2002, respectively. After coverage for letters of credit, the Company had $33,779 available for borrowing under the facility at November 29, 2003. The average interest rate was 2.921% for the year ended November 29, 2003.

The new facility contains, among other provisions, certain defined financial requirements regarding leverage and fixed charge ratios and certain restrictions involving future indebtedness and contingent liabilities.

Interest paid during 2003, 2002 and 2001 was $794, $465, and $1,945, respectively.

LRG repaid $783 of long-term debt during 2003 and ended the year with $117 of debt which is recorded as a current liability.

M. Capital Stock and Stock Compensation

The Company had a Long Term Incentive Stock Option Plan that was adopted in 1993 (the 1993 Plan). Under the 1993 Plan, the Company had reserved for issuance 450,000 shares of common stock. Options outstanding under the 1993 Plan expire at various dates through 2007. The Company adopted a second Employee Stock Plan in 1998 (the 1998 Plan). Under the 1998 Plan, the Company has reserved for issuance 950,000 shares of common stock. In addition, the terms of the 1998 Plan allow for the re-issuance of any stock options which have been forfeited before being exercised. An additional 500,000 shares of common stock were authorized for issuance by the Stockholders at the 1999 Annual Shareholders Meeting. Options granted under the 1998 Plan may be for such terms and exercised at such times as determined by the Organization, Compensation, and Nominating Committee of the Board of Directors. Shares available for grant under the 1998 Plan were 556,082 at November 29, 2003.

The Company had a Stock Plan for Non-Employee Directors, adopted in 1993 and amended in 2000, which expired in 2003. Under this stock option plan, the Company reserved for issuance 125,000 shares of common stock, including an additional 50,000 shares of common stock that were authorized for issuance by the Stockholders at the 2000 Annual Shareholders Meeting. No shares were available for grant under the plan at November 29, 2003. These options are exercisable for 10 years commencing six months after the date of grant.

(In thousands, except share and per share data)

Option activity under these plans is as follows:

	Number of shares	Weighted average price per share
Outstanding at November 25, 2000	1,724,251	$ 23.67
Granted	55,500	12.84
Exercised	-	-
Forfeited	(115,259)	28.59
Outstanding at November 24, 2001	1,664,492	23.11
Granted	358,500	14.93
Exercised	(1,000)	(11.91)
Forfeited	(162,547)	28.50
Outstanding at November 30, 2002	1,859,445	21.07
Granted	15,000	11.44
Exercised	(4,666)	13.03
Forfeited	(479,527)	24.44
Outstanding at November 29, 2003	1,390,252	$ 19.84
Exercisable at November 29, 2003	1,148,807	$ 20.92
Exercisable at November 30, 2002	1,319,121	$ 23.66
Exercisable at November 24, 2001	1,167,471	$ 25.99

For various price ranges, weighted-average characteristics of outstanding stock options at November 29, 2003 were as follows:

	Options Outstanding			Options Exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercisable price	Number exercisable	Weighted average exercisable price
$11.26 – $16.00	824,288	7.0	$ 14.70	590,843	$ 14.68
16.01 – 27.74	260,692	4.5	21.95	252,692	22.24
27.75 – 37.40	305,272	4.3	31.92	305,272	31.92
	1,390,252	6.0		1,148,807	

The weighted average fair values of options granted during 2003, 2002 and 2001 were $2.74, $3.77 and $2.89, respectively.

The Company's Board of Directors adopted a Shareholders Rights Plan in 1998. If a person or group acquires beneficial ownership of 20% or more of the common stock outstanding, each right distributed under the plan will entitle its holder (other than such person or group) to purchase, at the rights exercise price, a certain number of shares of the Company's Common Stock or other securities.

The Company implemented an Employee Stock Purchase Plan (ESPP) in the fourth quarter of fiscal year 2000. This plan allows eligible employees to purchase a limited number of shares of the Company's stock at 85% of market value. Under the plan the Company sold 20,296 and 20,635 shares to employees in 2003 and 2002, respectively. Under SFAS No. 123, no compensation expense is recognized for shares purchased under the ESPP.

N. Restructuring, Impaired Asset and Other Unusual Charges

During 2001, three domestic wood manufacturing facilities in Virginia were closed. Additionally, 60 corporate office positions were eliminated in 2001. Ongoing efforts to match production with demand, offer more competitively priced products and operate more efficient manufacturing facilities resulted in these closings. Production was moved to other manufacturing facilities or was outsourced. Approximately 800 positions were eliminated as a result of this restructuring activity. In addition to the restructuring charges recognized in 2001, the Company recorded unusual and non-recurring charges of $1,051 for inventory losses related to discontinued product. This amount is included in 2001 cost of sales.

During the fourth quarter of 2002, the Company closed its California upholstery plant and consolidated production into its two remaining upholstery manufacturing facilities in North Carolina. The Company incurred restructuring charges of $1,251, which related entirely to severance and employee benefit costs for approximately 200 employees. The Company sold this property in 2003 yet deferred the related gain until proceeds from the sale are received.

During fiscal year 2003, the Company closed its wood manufacturing plant in Dublin, Georgia, in order to better match production capacity to current demand levels. This and other reorganization actions resulted in the elimination of approximately 320 positions.

The following summarizes the restructuring and impaired asset charges:

	2003	2002	2001
Non-cash writedown of property and equipment to net realizable value	$ 1,530	$ -	$ 4,550
Severance and related employee benefit costs	1,670	1,251	2,402
	$ 3,200	$ 1,251	$ 6,952

The 2003 property and equipment write-downs were entirely related to the closing of the Dublin, Ga. Facility. The 2001 property and equipment write-downs were entirely related to closing three facilities in Bassett, Virginia and were determined based on estimated liquidation value of the associated machinery, equipment and buildings. All of the severance and employee benefit costs expensed during the last three years have been paid except for $208 which was unpaid as of November 29, 2003.

(In thousands, except share and per share data)

O. Contingencies

The Company is involved in various claims and actions, including environmental matters, which arise in the normal course of business. Although the final outcome of these matters cannot be determined, based on the facts presently known, it is management's opinion that the final resolution of these matters will not have a material adverse effect on the Company's financial position or future results of operations.

P. Leases, Lease Guarantees and Loan Guarantees

The Company leases land and buildings that are used in the operation of its Bassett-owned retail stores as well as in the operation of independent and partnership licensee BFD stores. Additionally, the Company leases showroom space from IHFC, which is priced at the market rate. Lease terms range from three to 15 years and generally have renewal options of between five and 15 years. The Company's decision to exercise renewal options is primarily dependent on the level of business conducted at the location and the profitability thereof. Some store leases contain contingent rental provisions based upon sales volume. Prior to 2003, certain LRG leases were guaranteed by the Company. Upon consolidation of LRG in 2003, these guarantees became lease commitments. The following schedule shows future minimum lease payments under non-cancelable leases having remaining terms in excess of one year as of November 29, 2003:

2004	$ 6,326
2005	5,986
2006	5,478
2007	5,256
2008	5,009
Thereafter	28,972
	$ 57,027

In addition to subleasing certain of these properties, the Company owns retail real estate, which it in turn leases to licensee operators of the Company's Bassett Furniture Direct stores. The following schedule shows minimum future rental income related to pass-through rental expense on subleased property as well as rental income on real estate owned by Bassett.

2004	$ 1,901
2005	1,828
2006	1,669
2007	1,512
2008	1,339
Thereafter	6,732
	$ 14,981

Real estate expense (including lease costs, depreciation, insurance, and taxes), net of rental income, was $493 in 2003, $741 in 2002 and $253 in 2001.

As part of the Company's expansion strategy for its retail stores, Bassett has guaranteed certain lease obligations and construction loan obligations of licensee operators of the Bassett Furniture Direct program. Lease guarantees range from one to ten years, and are generally guaranteed by the individual dealer. The guarantee party is required to make periodic fee payments to the Company in exchange for the guarantee. The Company was contingently liable under licensee lease obligation guarantees in the amount of $18,511 and $27,928 at November 29, 2003 and November 30, 2002, respectively. Currently, the Company is not liable on any construction loans.

The Company has also guaranteed loans of certain of its BFD dealers to finance initial inventory packages for those stores. Loan guarantees generally have three year terms and are collaterized by the inventory and generally carry a personal guarantee of the independent dealer The total contingent liability with respect to these loan guarantees as of November 29, 2003 and November 30, 2002 was $7,894 and $8,568, respectively.

In the event of default by an independent dealer under the guaranteed lease or loan, the Company believes that the risk of loss is mitigated through a combination of options that include, but are not limited to, arranging for a replacement dealer, liquidating the collateral, and pursuing payment under the personal guarantees of the independent dealer (the proceeds of which are estimated to cover the maximum amount of the Company's future payments under the guarantee obligations). The fair value of guarantees at November 29, 2003, and November 30, 2002 were $1,261 and $988, respectively, and are recorded in accrued liabilities in the accompanying balance sheets.

(In thousands, except share and per share data)

Q. Earnings Per Share

The following table reconciles basic and diluted earnings per share:

	Shares	Net Income	Earnings Per Share
2003:			
Basic EPS	11,608,853	$ (470)	$ (0.04)
Add effect of dilutive securities:			
Options	7,519	-	-
Diluted EPS	11,616,372	$ (470)	$ (0.04)
2002:			
Basic EPS	11,697,519	$ 6,741	$ 0.58
Add effect of dilutive securities:			
Options and restricted stock	57,742	-	(0.01)
Diluted EPS	11,755,261	$ 6,741	$ 0.57
2001:			
Basic EPS	11,701,842	$ (2,642)	$ (0.23)
Add effect of dilutive securities:			
Options and restricted stock	9,644	-	-
Diluted EPS	11,711,486	$ (2,642)	$ (0.23)

Options to purchase 1,390,252 shares of common stock in 2003, 1,859,445 in 2002 and 1,664,492 shares in 2001, were outstanding at the end of each fiscal year that could potentially dilute basic EPS in the future.

R. Segment Information

The Company's primary business is wholesale home furnishings. The wholesale home furnishings business is involved principally in the design, manufacture, sale and distribution of furniture products to a network of independently-owned stores, Bassett-owned retail stores, and partnership licensees.

The wood segment is engaged in the manufacture and sale of wood furniture to independent and affiliated retailers. The upholstery segment is involved in the manufacture and sale of upholstered frames and cut upholstery items having a variety of frame and fabric options. The import segment sources product principally from Asia and sells these products to independent and affiliated retailers.

The Company's "other" business segment consists of a contemporary furniture business and corporate selling, general and administrative expenses, which are included to reconcile segment information to the consolidated financial statements.

The 2003 Bassett-owned stores retail segment consists of four 100% owned retail stores in North Carolina, two 100% owned retail stores in Nevada, and seven stores operated by LRG in Texas. The 2002 retail segment consisted of the six 100% owned retail stores in Virginia and North Carolina.

Inventory profit elimination reflects the embedded wholesale profit in the Company-owned store inventory that has not been realized. These profits will be recorded when merchandise is shipped to the retail customer.

Restructuring, impaired fixed assets and other unusual charges are included for 2003, 2002 and 2001 as discussed in Note N to the consolidated financial statements and are included below in the "other" segment.

Operating income by business segment is defined as sales less direct operating costs and expenses. Identifiable assets are those assets used exclusively in the operations of each business segment. Identifiable assets for the wood, upholstery, import and retail segments consist of inventories and property, plant and equipment.

(In thousands, except share and per share data)

R. Segment Information (continued)

2003

	Wood	Upholstery	Import	Other	Wholesale
Net sales	$ 135,515	$ 99,271	$ 46,113	$ 9,006	$ 289,905
Operating income (loss)	10,522	13,826	9,093	(30,672)	2,769
Identifiable assets	50,046	14,090	13,245	189,908	267,289
Depreciation and amortization	3,707	952	-	5,524	10,183
Capital expenditures	667	1,452	-	3,916	6,035

	Wholesale	Retail	Retail Elimination	Consolidated
Net sales	$ 289,905	$ 52,157	$ (25,205)	$ 316,857
Operating income (loss)	2,769	(3,999)	-	(1,230)
Identifiable assets	267,289	13,091	-	280,380
Depreciation and amortization	10,183	338	-	10,521
Capital expenditures	6,035	180	-	6,215

2002

	Wood	Upholstery	Import	Other	Wholesale
Net sales	$ 160,591	$ 105,562	$ 40,566	$ 8,523	$ 315,242
Operating income (loss)	15,713	14,373	9,129	(31,730)	7,485
Identifiable assets	63,256	14,369	13,720	195,572	286,917
Depreciation and amortization	2,997	954	-	6,763	10,714
Capital expenditures	2,331	674	-	6,654	9,659

	Wholesale	Retail	Retail Elimination	Consolidated
Net sales	$ 315,242	$ 15,816	$ (7,571)	$ 323,487
Operating income (loss)	7,485	(1,044)	(185)	6,256
Identifiable assets	286,917	3,963	-	290,880
Depreciation and amortization	10,714	90	-	10,804
Capital expenditures	9,659	-	-	9,659

2001

	Wood	Upholstery	Import	Other	Consolidated
Net sales	$ 173,106	$ 90,117	$ 32,136	$ 10,317	$ 305,676
Operating income (loss)	10,194	9,209	6,941	(31,256)	(4,912)
Identifiable assets	67,166	15,633	6,566	212,038	301,403
Depreciation and amortization	3,937	994	-	6,385	11,316
Capital expenditures	2,112	334	-	9,886	12,332

Report of Independent Public Accountants

To the Stockholders and Board of Directors of Bassett Furniture Industries, Incorporated:

We have audited the accompanying consolidated balance sheets of Bassett Furniture Industries, Incorporated and subsidiaries as of November 29, 2003, and November 30, 2002 and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of International Home Furnishings Center, Inc. (a corporation in which the Company has a 47% interest), have been audited by other auditors whose report has been furnished to us; insofar as our opinion on the consolidated financial statements relates to the amounts included for International Home Furnishings Center, Inc., it is based solely on their report. The consolidated financial statements of Bassett Furniture Industries, Incorporated and subsidiaries as of November 24, 2001, and for the year then ended were audited by other auditors who have ceased operations and whose report dated January 15, 2002 expressed an unqualified opinion on those financial statements before the revisions described in Note B.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bassett Furniture Industries, Incorporated and subsidiaries as of November 29, 2003, and November 30, 2002, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

As discussed in Note B to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", in 2002 and FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities", for LRG Furniture, LLC in 2003.

As discussed above, the consolidated financial statements of Bassett Furniture Industries, Incorporated as of November 24, 2001 and for the year then ended were audited by other auditors who have ceased operations. As described in Note B, these financial statements have been revised to include the transitional disclosures of FAS 142. We applied procedures with respect to the disclosures in Note B pertaining to 2001 consolidated financial statement revisions. In our opinion, the FAS 142 disclosures for 2001 in Note B are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

Ernst + Young LLP

Greensboro, North Carolina,
January 9, 2004

The following report is a copy of a report previously issued by Arthur Andersen LLP and has not been reissued by Arthur Andersen LLP. As discussed in the Goodwill and Intangible Assets note, the corporation has presented the transitional disclosures for 2001 required by SFAS No. 142. The Arthur Andersen LLP report does not extend to these changes to the 2001 consolidated financial statements. The adjustments to the 2001 consolidated financial statements were reported on by Ernst & Young LLP as stated in their report appearing herein.

To the Stockholders and Board of Directors of Bassett Furniture Industries, Incorporated:

We have audited the accompanying consolidated balance sheets of Bassett Furniture Industries, Incorporated (a Virginia corporation) and subsidiaries as of November 24, 2001, and November 25, 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended November 24, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bassett Furniture Industries, Incorporated and subsidiaries as of November 24, 2001, and November 25, 2000 and the results of their operations and their cash flows for each of the three years in the period ended November 24, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Greensboro, North Carolina,
January 15, 2002

Other Business Data

Bassett Furniture Industries, Incorporated and Subsidiaries

(dollars in thousands except per share data)

Selected Financial Data

	2003	2002	2001	2000	1999
Net sales	$ 316,857 (2)	$ 323,487 (2)	$ 305,676	$ 367,444	$ 394,412
Cost of sales	$ 234,861	$ 254,993	$ 254,456	$ 302,281	$ 309,316
Operating profit (loss)	$ (1,230) (1)	$ 6,256 (1)	$ (4,912) (1)	$ (3,196) (1)	$ 12,474
Other income, net	$ 6,097	$ 2,854	$ 1,228	$ 18,263	$ 13,744
Income (loss) before income taxes	$ 4,867	$ 9,110	$ (3,684)	$ 15,067	$ 26,218
Income taxes (benefit)	$ 462	$ 2,369	$ (1,042)	$ 4,671	$ 8,264
Net income (loss)	$ (470)	$ 6,741	$ (2,642)	$ 10,032	$ 17,954
Diluted earnings (loss) per share	$ (0.04)	$ 0.57	$ (0.23)	$ 0.85	$ 1.44
Cash dividends declared	$ 9,261	$ 9,358	$ 9,378	$ 9,497	$ 9,983
Cash dividends per share	$ 0.80	$ 0.80	$ 0.80	$ 0.80	$ 0.80
Total assets	$ 280,380	$ 290,880	$ 301,403	$ 346,680	$ 342,829
Long-term debt	$ -	$ 3,000	$ 7,482	$ 45,000	$ 18,000
Current ratio	2.69 to 1	3.02 to 1	3.19 to 1	3.19 to 1	2.39 to 1
Book value per share	$ 18.97	$ 19.63	$ 20.04	$ 21.09	$ 20.46
Weighted average number of shares	11,608,853	11,697,519	11,701,842	11,812,962	12,499,481

Quarterly Results of Operations (unaudited)

	2003						
	First		Second		Third		Fourth
	As filed	(3, 4) Adjusted	As filed	(3) Adjusted	As filed	(3) Adjusted	
Net sales	$ 73,282	$ 77,614	$ 71,529	$ 76,866	$ 74,434	$ 79,433	$ 82,944
Gross profit	15,838	20,204	15,131	19,548	15,637	19,835	22,409
Cumulative effect of accounting change	-	(4,875)	-	-	-	-	-
Net income (loss)	(1,330)	(6,425)	1,193	1,193	1,557	1,557	3,205
Basic earnings (loss) per share	(0.11)	(0.55)	0.10	0.10	0.13	0.13	0.28
Diluted earnings (loss) per share	(0.11)	(0.55)	0.10	0.10	0.13	0.13	0.28

	2002			
	First	Second	Third	Fourth
Net sales	$ 84,788	$ 80,904	$ 78,367	$ 79,428
Gross profit	16,728	18,449	16,584	16,733
Net income (loss)	2,912	2,880	(718)	1,667
Basic earnings (loss) per share	0.25	0.25	(0.06)	0.14
Diluted earnings (loss) per share	0.25	0.24	(0.06)	0.14

(1) See Note N to the Consolidated Financial Statements for a discussion of restructuring, impaired asset and unusual charges.

(2) Includes sales from Bassett-owned retail stores.

(3) The adjusted amounts have been adjusted from amounts previously reported to reflect the adoption of FIN 46R for LRG which required consolidation of LRG as of the beginning of 2003. The difference in "as filed" and "adjusted" amounts reflect the consolidation of LRG's results into net sales and gross profit. The difference in first quarter net loss was the minority portion of LRG's first quarter losses ($220) not recorded under the equity method and the cumulative effect of accounting change ($4,875). See Notes B and H to the Consolidated Financial Statements.

(4) First quarter net loss before cumulative effect of accounting change was $(1,550) or $(0.13) basic and diluted loss per share.

Overview

Bassett Furniture Industries Inc., based in Bassett, Va., is a leading manufacturer and marketer of branded home furnishings. Bassett's products, designed to provide quality, style and value, are sold through Bassett Furniture Direct® stores, @t Home with Bassett® galleries, and other furniture and department stores. BassettBaby ® products, primarily cribs and casegoods, are sold through specialty stores and mass merchants.

The Bassett Furniture Direct store program, which began in 1997, entailed not only the creation of a new prototype store, but also includes an internal, cultural transformation aimed at re-focusing company practices and strategies to the ultimate end user, the consumer. The strategy also focused on re-styling the Bassett lines and suites with accessories. Bassett Furniture Direct acts as both a furniture design center and a moderate price point leader – two characteristics that combined with custom product and quick delivery offer the Company a unique selling proposition in the furniture industry.

The furniture industry continues to experience rapid change. The change has been precipitated by both the growth of imported furniture (which has included downward pressure on retail prices) and the consolidation and elimination of traditional channels of distribution. The Company has embraced these changes through its BFD program and by reducing its domestic production of product that can be more efficiently sourced overseas. The Company strives to provide its customers with home furnishings at competitive prices and, with that goal in mind, will continue to evaluate the cost effectiveness of domestic production on a product by product basis. The Company also is continuing its focus on the BFD distribution channel. Continual improvements to the retail program are being made through improved product, new advertising and better delivery, service and training. The Company expects to open between 20 and 25 new stores per year over the next several years. The Company believes that overall operating margins will be positively impacted through its efforts to reengineer manufacturing processes and source more product overseas.

Management intends to execute these strategies in such a way as to preserve the Company's investments while simultaneously minimizing the need for borrowed funds. Maintenance of a strong balance sheet is a stated management goal and vital to the Company's retail growth strategy. The BFD program entails key business risks, including the realization of receivables and the coverage of contingent liabilities for which management has established business disciplines and decision criteria to minimize potential losses from these risks.

Two key components of the Company's balance sheet are the Company's investments in the International Home Furnishings Center, Inc. (IHFC) and the Bassett Industries Alternative Asset Fund (Alternative Asset Fund). (For a description of these investments, see Notes F and G of the Consolidated Financial Statements.)

An increasingly important component of the Company's balance sheet is retail real estate. The Company expects to continue to invest in high quality retail real estate as the BFD store program continues to expand. The Company will continue to provide various forms of assistance to procure retail real estate for licensees of BFD stores with a focus on lease/sub-lease arrangements.

The Company enters fiscal 2004 with two key areas of focus: one, continuing to improve and expand the BFD store network through additions of high quality dealers and new stores, and continued emphasis on better value and service to our customers, and two, to improve the financial performance of the wood division through continued gains in productivity and cost management.

Critical Accounting Policies

The Company's consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which requires that certain estimates and assumptions be made that affect the amounts and disclosures reported in those financial statements and the related accompanying notes. Actual results could differ from these estimates and assumptions. Management uses its best judgment in valuing these estimates and may, as warranted, solicit external advice. Estimates are based on current facts and circumstances, prior experience and other assumptions believed to be reasonable. The following critical accounting policies, some of which are impacted significantly by judgments, assumptions and estimates, affect the Company's consolidated financial statements.

Consolidation – The consolidated financial statements include the accounts of Bassett Furniture Industries,

(dollar amounts in thousands)

Incorporated and its majority-owned subsidiaries for whom the Company has operating control. In 2003, the Company adopted Revised FASB Interpretation No. 46 "Consolidation of Variable Interest Entities" (FIN46R), for LRG Furniture, LLC (LRG). (See Notes B & H to the Consolidated Financial Statements.)

Impairment of Long-Lived Assets - The Company periodically evaluates whether events or circumstances have occurred that indicate long-lived assets may not be recoverable or that the remaining useful life may warrant revision. When such events or circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value will be recovered through the expected undiscounted future cash flows resulting from the use of the asset. In the event the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded.

Allowance for Accounts and Notes Receivable - The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowance for doubtful accounts is based on a review of specifically identified accounts and notes receivable in addition to an overall aging analysis. Judgments are made with respect to the collectibility of accounts receivable based on historical experience and current economic trends. Actual losses could differ from those estimates.

Inventories - Inventories are stated at the lower of cost or market. Cost is determined for domestic furniture inventories using the last-in, first-out method. The cost of imported inventories is determined on a first-in, first-out basis. The Company estimates an inventory reserve for excess quantities and obsolete items based on specific identification and historical write-offs, taking into account future demand and market conditions. If actual demand or market conditions in the future are less favorable than those estimated, additional inventory write-downs may be required.

Investments – Investments are marked-to-market and recorded at their fair value. Unrealized holding gains and losses, net of the related income tax effect, on available-for-sale securities are excluded from income and are reported as other comprehensive income in stockholders' equity. Realized gains and losses from securities classified as available-for-sale are included in income and are determined using the specific identification method for ascertaining the cost of securities sold

Revenue Recognition - Revenue is recognized when the risks and rewards of ownership and title to the product have transferred to the buyer. This generally occurs upon the shipment of goods to independent dealers or, in the case of Bassett-owned retail stores, upon delivery to the customer. Terms offered by the Company vary from 30 to 60 days. An estimate for returns and allowances has been provided in recorded sales.

Loss Reserves - The Company has a number of other potential loss exposures incurred in the ordinary course of business such as environmental claims, product liability, litigation, restructuring charges, and the recoverability of deferred income tax benefits. Establishing loss reserves for these matters requires management's estimate and judgment with regard to maximum risk exposure and ultimate liability or realization. As a result, these estimates are often developed with the Company's counsel, or other appropriate advisors, and are based on management's current understanding of the underlying facts and circumstances. Because of uncertainties related to the ultimate outcome of these issues or the possibilities of changes in the underlying facts and circumstances, additional charges related to these issues could be required in the future.

Fiscal 2003 Compared to Fiscal 2002

2003 was another difficult year in the Company's continuing transition from solely a furniture manufacturer to a manufacturer/sourcer/retailer of home furnishings. Progress was made in several key areas most notably the Bassett Furniture Direct retail store program, the profitability of the Upholstery segment and reductions in inventory levels. Challenges were experienced due to an overall soft retail economy combined with sales decreases with JCPenney which reduced sales demands and caused capacity issues within manufacturing divisions.

On a consolidated basis, Bassett reported net sales for 2003 of $316,857, a decrease of $6,630 or 2.0% from sales levels attained in fiscal 2002. Consolidating LRG's results increased sales by $19,153 nearly offsetting the 8% sales decrease in wholesale sales.

On a wholesale basis, the Company experienced an $11,038 or 8% increase in sales through the Bassett Furniture Direct (BFD) store channel primarily due to opening 16 more BFD stores. The Company also experienced an increase in sales of its BassettBaby® products of nearly $3,000 through new product introductions and increased business with Babies R Us, Burlington Coat Factory and Target. The Company

(dollar amounts in thousands)

expects continued growth in this product category with sales surpassing 5% of wholesale shipments in 2004. These increases were offset by a nearly $17,000 reduction in sales to JCPenney for 2003 as compared to 2002. This sales decline with JCPenney was expected and the Company anticipates minimal sales to JCPenney in 2004. The Company expects growth in the BFD channel to more than offset the decline in sales to JCPenney in 2004. Sales to regional furniture chains and independent furniture retailers decreased approximately $14,000 in 2003 from 2002, primarily due to overall soft retail conditions, the opening of new BFD stores, and the Company's on-going product-line transition focused around its BFD stores.

The BFD store channel continues to be the most significant growth vehicle for the Company. During 2003, licensees opened 19 BFD stores and closed three BFD stores for a net increase of 16 stores. There were 101 stores in operation at November 29, 2003, thirteen of which were owned or consolidated by the Company. New licensee candidates are required to meet rigorous financial and operational requirements before being approved as licensees.

Gross margin, selling, general and administrative (SG&A) expenses; and operating income (loss) were as follows for the years ended November 29, 2003 and November 30, 2002:

	2003		2002	
Net sales	$ 316,857	100.0%	$ 323,487	100.0%
Gross profit	81,996	25.9%	68,494	21.2%
SG&A	80,026	25.3%	60,987	18.9%
Restructuring and impaired asset charges	3,200	1.0%	1,251	0.4%
Operating profit (loss)	$ (1,230)	-0.4%	$ 6,256	1.9%

The Company improved gross margin by 4.7 points over 2002 levels. This improvement is reflective of the consolidation of LRG which has higher margins at the retail level than the Company's wholesale level, restructuring of the wood division, and continued improvements in upholstery margins. Inclusion of LRG's results represented 4.1 points of the 4.7 point improvement, while manufacturing efficiencies and inventory reduction efforts contributed the remaining 0.6 points.

The Company experienced improved operating results from the upholstery division on lower sales by introductions of new product and effectively managing production schedules. Through management's active program to reduce inventories in 2003, the Company reduced required inventory reserves which contributed 0.3 points of margin improvement in 2003 from 2002. Continued excess capacity led to management's decision to close the Dublin, Ga. wood manufacturing plant in 2003 and consolidate these operations into other existing wood manufacturing facilities. Related to the closing of Dublin, Ga. facility, the Company recorded $3,200 in restructuring charges in the first quarter of 2003. $1,530 of the $3,200 restructuring charge represents an estimate of the impaired asset write-down of the facility. The remaining $1,670 represents severance and employee benefits for 320 employees associated with the closure of the plant and additional head count reductions at the corporate office.

During 2002, manufacturing efficiency gains in the Company's upholstery division brought about by the implementation of cellular manufacturing over the past several years led to management's decision to close its California upholstery plant in October of 2002. Upholstery production was consolidated into its two remaining North Carolina facilities. The Company recorded $1,251 in restructuring charges for the third quarter of 2002 entirely related to severance and employee benefits associated with the cessation of operations in California. Nearly the entire volume formerly produced at the California plant was absorbed into the production capacity of the North Carolina upholstery facilities without the need for additional staffing, thereby dramatically improving the manufacturing efficiencies of the remaining facilities. The Company has sold the California property and expects to realize a gain from this transaction in 2004 when payment for the sale is collected.

SG&A expenses increased by $19,039 to $80,026 over the 2002 level. As a percentage of sales, SG&A climbed 6.4 points from 18.9% in 2002 to 25.3% in 2003. The increase in SG&A expense is primarily due to the inclusion of LRG's operations in 2003. SG&A expense related to LRG's operations totaled $18,537. SG&A for the wholesale operations remained relatively flat from 2003 to 2002.

Income from investments is primarily earnings from the Company's investment in the Alternative Asset Fund. Returns from these investments increased by $3,250 in 2003 from 2002 levels due to better overall market conditions. Income from unconsolidated affiliated companies is primarily the Company's investment in IHFC, among other investments. In 2002 and 2001, the Company's equity method share of LRG's losses were reflected here. With the

(dollar amounts in thousands)

consolidation of LRG for 2003, LRG's results are included in the consolidated results of the Company for 2003.

The effective income tax provision rate was 9.5% in 2003 and 26% in 2002. The income tax provision rate in 2003 and 2002 was lower than statutory rates primarily due to exclusions for tax exempt income and dividends received from the Company's investment in the IHFC. 2003 net income before cumulative effect of accounting change was $4,405.

The cumulative effect of adopting FIN 46R for LRG in 2003 of ($4,875), net of tax of $3,200, primarily represents the minority interest losses for which an asset was not recorded by the Company.

Net loss for the year ended November 29, 2003 was ($470) or $(0.04) per diluted share. For the year ended November 30, 2002, net income was $6,741 or $0.57 per diluted share.

Fiscal 2002 Compared to Fiscal 2001

2002 marked a year of good progress in the Company's continuing transition from solely a furniture manufacturer to a manufacturer/sourcer/retailer of home furnishings. Progress was made in several key areas most notably the Bassett Furniture Direct retail store program and the profitability of the Upholstery and Import segments. Challenges were presented by sales declines with JCPenney and capacity issues within the Wood division.

Bassett reported net sales for 2002 of $323,487, an increase of $17,811 or 5.8% from sales levels attained in fiscal 2001. The increase reflects a 28% increase in sales through the Bassett Furniture Direct (BFD) store channel, partially offset by a $16,994 or 38% decrease in sales to the Company's largest customer, JCPenney. Sales to JCPenney were 9% and 15% of sales for fiscal 2002 and 2001, respectively. Also included in 2002 results is $8,245 (net of sales elimination of $7,571) of retail sales from the Company's corporately owned BFD stores. Also, sales through exchanges located on military bases increased by $4,772 or 61% over 2001 sales levels reflecting the conversion of many of these locations to @t Home galleries (the Company's gallery program).

During 2002, licensees opened 22 new licensee BFD stores and closed four licensee BFD stores for a net increase of 18 stores. There were 85 stores in operation at November 30, 2002, six of which were 100% corporately owned. In an effort to further enhance the economics of BFD store operators, the Company began implementation of a "ship complete" program in the latter half of 2002. The Company's service levels improved dramatically in 2002 as evidenced by a full percentage point reduction in the returns allowance, from 4% of sales to 3% of sales.

Gross margin, selling, general and administrative (SG&A) expenses; and operating income (loss) were as follows for the years ended November 30, 2002 and November 24, 2001:

	2002		2001	
Net sales	$ 323,487	100.0%	$ 305,676	100.0%
Gross profit	68,494	21.2%	51,220	16.8%
SG&A	60,987	18.9%	54,477	17.8%
Gains on sales of property and equipment	-	0.0%	(5,297)	-1.7%
Restructuring and impaired asset charges	1,251	0.4%	6,952	2.3%
Operating profit (loss)	$ 6,256	1.9%	$ (4,912)	-1.6%

The Company improved gross margin percentage by 4.4 points over 2001 levels. This improvement is reflective of the restructuring and cost cutting efforts completed in 2001, improvements in upholstery and import margins, as well as the inclusion of corporately owned retail store results beginning March 1, 2002. Inclusion of the retail results represented 1.2 points of the 4.4 point improvement, while manufacturing efficiencies and the mix of imported products contributed the remaining 3.2 points.

Manufacturing efficiency gains in the Company's upholstery division brought about by the implementation of cellular manufacturing over the past several years led to management's decision to close its California upholstery plant in October of 2002. Upholstery production was consolidated into its two North Carolina facilities. The Company recorded $1,251 in restructuring charges for the third quarter of 2002 entirely related to severance and employee benefits associated with the cessation of operations in California. Nearly the entire volume formerly produced at the California plant was absorbed into the production capacity of the North Carolina upholstery facilities without the need for additional staffing, thereby dramatically improving the manufacturing efficiencies of the remaining facilities.

During 2001, the Company continued its efforts to eliminate excessive costs, to more efficiently structure manufacturing capacities to match current business

(dollar amounts in thousands)

levels and to stay competitive with product sourced overseas. The table plant was closed and production of occasional tables was moved to another facility or outsourced. The chair plant and a rough-end facility were permanently closed and production was either transferred to other facilities or sourced to foreign manufacturers. Approximately 800 salaried and hourly positions were eliminated in fiscal 2001. Restructuring activities in 2001 resulted in a charge to earnings of $6,952, of which $4,550 was related to the non-cash write-down of property, plant and equipment to net realizable value and $2,402 was associated with severance and employee benefits.

SG&A expenses increased by $6,510 to $60,987 over the 2001 level. As a percentage of sales, SG&A climbed 1.1 points from 17.8% in 2001 to 18.9% in 2002. The increase in SG&A expense is entirely the result of the inclusion of corporate store retail operations for nine months in 2002. SG&A expense related to the Company's corporate retail store operation totaled $8,148. Manufacturing SG&A expenses actually declined by $1,638, primarily as a result of restructuring efforts completed in 2001 which resulted in reduced headcount and better spending control in all areas of the business. Manufacturing SG&A as a percentage of manufacturing sales declined from 17.8% in 2001 to 16.8% in 2002.

Gains on sales of property and equipment in 2001 relate to the sale of the Thomasville, North Carolina showroom, a warehouse in Los Angeles, California and two former manufacturing facilities in the Hickory, North Carolina area.

Income from investments consists of dividends and realized gains associated with the Company's portfolio of marketable equity securities as well as earnings from the Company's investment in the Alternative Asset Fund. Income from investments decreased by $5,155 in 2002 from 2001 levels due to a decrease in returns from the Alternative Asset Fund and reduced realized gains from sales of marketable equity securities. Income (loss) from unconsolidated affiliated companies included the Company's share of earnings or loss from investments in LRG and IHFC among other investments. Performance improved from a loss of ($3,030) in 2001 to income of $4,715 in 2002. The Company's share of the loss from LRG improved by $2,848 over that recorded in 2001. Also, the restructuring of LRG debt forced the Company to take an additional charge of $1,359 in 2001. Results from the Company's investment in IHFC improved to $5,756 in 2002, $2,214 better than 2001 results.

The effective income tax provision (benefit) rate was 26% in 2002 and (28%) in 2001. The income tax provision (benefit) rates were lower than statutory rates primarily due to exclusions for tax exempt income and dividends received.

For the year ended November 30, 2002, net income was $6,741 or $0.57 per diluted share. Net loss for the year ended November 24, 2001 was $(2,642) or $(0.23) per diluted share.

Segment Information:

The following is a discussion of operating results for each of Bassett's business segments. A full description of each operating segment along with financial data for each segment can be found in Note R to the Notes to Consolidated Financial Statements.

Wood Division

	2003		2002		2001	
Net sales	$ 135,515	100.0%	$ 160,591	100.0%	$ 173,106	100.0%
Gross profit	19,898	14.7%	25,785	16.1%	20,934	12.1%
Contribution to profit and overhead	10,522	7.8%	15,713	9.8%	10,194	5.9%

Wood Division net sales decreased by 15.6% in 2003, due principally to the soft retail economy leading to less demand for goods, the continued decline in sales to JCPenney as well as the continued shifting of sales to the Company's Import Division. Sales to JCPenney were down by 59% from sales levels attained in 2002. Sales increases through the BFD sales channel partially offset this decline. Sales declined by 7.2% in 2002, due to the sharp decline in sales to JCPenney as well as the shifting of sales to the Company's Import Division. Imported wood furniture continues to pressure top line sales growth in this division. In order to improve sales and margins in this segment, the Company is introducing new products, opening more BFD stores, and refocusing manufacturing efforts on improving productivity, quality and delivery. Production levels have been substantially reduced to meet current demand and to reduce expense levels. The Division closed four plants over the last three years and at the end of 2003, had five plants in operation; three in Virginia, one in North Carolina and one in Georgia. Each plant produces a different range of product, categorized as "good", "better" or "best".

(dollar amounts in thousands)

Gross margin declined by 1.4 points from fiscal 2002 to fiscal 2003 due principally to continued decline in sales volumes experienced by the Wood Division. The Company reduced production schedules to meet sales demand, which caused under-utilization of plants yet allowed inventory levels to be reduced. Gross margin improved by four points from 2001 to 2002 principally as a result of restructuring efforts completed during fiscal 2001. Sales of discontinued product at lower margins also negatively impacted margins in 2001.

Contribution to profit and overhead is defined by the Company as gross profit less direct divisional operating expenses but excluding any allocation of corporate overhead expenses, interest expense or income taxes. Wood Division contribution to profit and overhead declined from 9.8% in 2002 to 7.8% in 2003 due entirely to the sales decline and under-utilization of plants experienced during fiscal 2003. Contribution to profit and overhead improved to 9.8% of sales in 2002 from 5.9% of sales in 2001. The improvement was the result of significant restructuring efforts undertaken to better match production capacity with anticipated demand.

There are a number of productivity enhancement initiatives currently under way that are designed to improve the competitiveness and profitability of the domestic wood business. These include the introduction of new products such as the Bassett Kids® program, semi-customization of product offerings, shorter production runs and superior service initiatives.

Upholstery Division

	2003		2002		2001	
Net sales	$ 99,271	100.0%	$ 105,562	100.0%	$ 90,117	100.0%
Gross profit	23,258	23.4%	22,893	21.7%	16,807	18.7%
Contribution to profit and overhead	13,826	13.9%	14,373	13.6%	9,209	10.2%

Net sales for the Upholstery Division declined $6,291 from 2002 to 2003 as a result of soft retail sales leading to lower demand for goods in 2003 as compared to 2002. Net sales climbed by 17% during 2002. The sales increase was the result of strong product offerings sold principally through the Company's BFD stores. The Company has successfully completed its re-merchandising of the upholstery product line. The growth of the BFD store network has a more dramatic effect on the Upholstery Division as the BFD stores are now the Division's primary sales channel.

Gross margin has improved in each of the last two years as a result of several initiatives completed by the Company over the same time span. The Company successfully repositioned the segment away from lower margin accounts and products and into higher quality, more stylish goods. Additionally, the Division has introduced a cellular manufacturing environment to its North Carolina upholstery manufacturing facilities. Under this concept, upholstery products are made one at a time, allowing for "just in time" inventory concepts to be used. A large portion of direct labor employee pay is now paid through a skill based team incentive pay plan. This plan provides financial incentives to meet or exceed production goals and to maximize production of goods with superior quality. These manufacturing initiatives have led to increases in productivity at the North Carolina facilities.

Subsequent to year-end, the Company announced further restructuring of the Upholstery Division through the consolidation of the Hiddenite, NC plant into the operations of the Newton, NC plant. During the fourth quarter of 2002, the Company closed its California upholstery plant and consolidated production into its two remaining manufacturing facilities in North Carolina.

Contribution to profit and overhead also improved over each of the past two years as a result of the manufacturing improvements implemented as well as other cost cutting initiatives. For 2003, contribution to profit and overhead improved to $13,826 or 13.9% compared to $14,373 or 13.6% in 2002 and $9,209 or 10.2% in 2000.

Import Division

	2003		2002		2001	
Net sales	$ 46,113	100.0%	$ 40,566	100.0%	$ 32,136	100.0%
Gross profit	13,578	29.4%	12,345	30.4%	9,516	29.6%
Contribution to profit and overhead	9,093	19.7%	9,129	22.5%	6,941	21.6%

Net sales of the Company's Import Division reached $46,113 for 2003, an increase of 13% over the 2002 level. The increased sales levels reflect the Company's ongoing strategy of sourcing products to deliver the best value to its customers. The vast majority of the Company's occasional table business and all of its crib business have successfully been

(dollar amounts in thousands)

sourced to overseas suppliers. During 2003, the Company began importing entire suites of furniture, including promotional bedrooms previously manufactured domestically, which also contributed to the higher sales levels.

The products of the Import Division will continue to supplement the product offerings of the other divisions, as well as include complete suites of bedroom and dining room furniture. This should continue to have a positive impact on the Company's overall gross profit margin as the products sold by the Import Division typically have a higher gross profit margin. Contribution to profit and overhead decreased to 19.7% of sales in 2003 from 22.5% of sales in 2001. This decline in contribution to profit and overhead percentage was primarily due to discounting of product to turn slow-moving product and generate cash flow and to allow for new incoming products in the latter half of 2003. The expected sales growth of this segment requires the Company to focus more attention on forecasting and purchasing practices, inventory management, logistics and quality.

Retail Division – Bassett Owned Retail Stores

	2003		2002		2001	
Net sales	$ 52,157	100.0%	$ 15,816	100.0%	n/a	n/a
Gross profit	24,322	46.6%	7,104	44.9%	n/a	n/a
Operating loss	(3,999)	-7.7%	(1,044)	-6.6%	n/a	n/a

The Bassett Owned Retail Stores consist of 15 stores in North Carolina, Nevada and Texas as of November 29, 2003. As previously discussed, the Company consolidated LRG in 2003, due to the adoption of FIN 46 for LRG.

In the fourth quarter of 2003, the Company consummated a transaction with LRG to obtain an additional 29% ownership in LRG, bringing the Company's total ownership to 80%. With operating control of LRG, the Company implemented changes to lower LRG's cost structure and improve its operating results. Additionally, the Company acquired ownership of two stores in Las Vegas for net book value (approximately $1,200) allowing management of LRG to focus on the 7 remaining stores in Texas. LRG retail sales were $36,600 in 2003 and $45,736 in 2002. Operating losses were $2,084 for 2003 and $1,980 for 2002. The retail economy in Texas was a major factor in the year over year sales decrease offsetting improvements in gross margin and expense control. The Company expects LRG's lower cost structure combined with a better economic environment will lead to improved results in 2004.

The six stores 100% owned by the Company are in North Carolina and Nevada. A new management team was installed and charged with improving the operating results of these stores. This management team hired a new sales force and further reduced operating costs. Sales for these stores were $15,557 in 2003 and $15,816 for 2002. Operating losses were $1,915 in 2003 and $1,044 in 2002. During 2003, this transition and soft retail conditions negatively impacted sales. Management is focused in 2004 on increasing traffic through more effective advertising and promotions, and in turn converting this increased traffic into higher rates of closed sales.

The Company's retail growth strategy is primarily centered around opening independently owned BFD stores and not increasing its Basset owned retail stores. The Company believes that local management with furniture experience, ownership interest and a passion for furniture retailing is key to the success of the BFD stores.

Liquidity and Capital Resources

Bassett's November 29, 2003 balance sheet, with no debt and a sizeable investment portfolio, remains strong and continues to bolster its retail growth strategy. Bassett's primary sources of funds have been its cash flow from operations, a bank line of credit, and its investment portfolio. The primary sources of cash for fiscal 2003 were reductions in working capital (primarily inventories), sales of investments, and dividends from affiliates. Cash was used in 2003 to fund capital spending (including retail real estate), repay debt, and pay dividends. The primary sources of cash for fiscal 2002 were cash provided by operating earnings and dividends received from our investments. Cash was used in fiscal 2002 to fund capital expenditures including retail real estate, increases in import division inventories, pay dividends, and to reduce long-term debt. The primary sources of cash in fiscal 2001 were reductions in inventories and the receipt of a large dividend from IHFC. Cash was used in fiscal 2001 to repay long-term debt, fund capital spending, and pay dividends.

The current ratio for the past two years was 2.69 to 1 and 3.02 to 1, respectively. Working capital was $63,229 at November 29, 2003, and $68,822 at November 30, 2002.

Net cash generated by operating activities was $22,561, $11,876 and $22,283 in fiscal 2003, 2002

(dollar amounts in thousands)

and 2001, respectively. The increase in cash from operations from fiscal 2002 to fiscal 2003 was related to the successful execution of inventory replenishment and reduction programs in fiscal 2003. The reduction in operating cash from 2001 to 2002 was entirely related to increases in inventories of imported finished goods and imported component parts which more than offset improved operating earnings in fiscal 2002.

Net cash provided by investing activities was $5,167, $115 and $27,151 in fiscal 2003, 2002 and 2001, respectively. The reduction in fiscal 2002 from 2001 was related to an unusually large $25,059 dividend received from IHFC in fiscal 2001 and the proceeds from the sales of two properties in fiscal 2001. The increase in fiscal 2003 related to sales of investments during fiscal 2003.

Dividends from an affiliate represent cash distributions from the Company's investment in IHFC. The Company received dividends from this investment as follows; $5,154 in 2003, $5,623 in 2002 and $25,059 in 2001. The unusually large dividend in 2001 was a result of the refinancing of its High Point, North Carolina building. The Company's investment in IHFC reflects a credit balance and is shown in the liabilities section of the Company's balance sheet as Distributions in excess of affiliate earnings. Based on current and expected future earnings of IHFC, management believes that the market value of this investment is positive and substantially greater than its current negative book value. The financial statements of IHFC are included in the Company's Form 10-K. During 2002 the Company purchased an additional investment interest in IHFC for $1,519.

Net cash used in financing activities were $13,918, $15,967 and $47,346 in fiscal 2003, 2002 and 2001, respectively. In the last three years the Company has repaid $45,000 of long-term debt through both reductions in working capital and the proceeds of dividends from an affiliate. Cash dividends to shareholders and a share repurchase plan have been the primary financing uses of cash in each year.

During 2003, the Company amended its bank credit facility to address restrictive covenants and to reduce the total facility to $50,000. At November 29, 2003, the Company had reduced borrowings under this facility to $0.

The Company purchased and retired 89,278 shares of its Common Stock during 2003. These purchases were part of the Company's stock repurchase program, approved in 1998, which allows the Company to repurchase its shares for an aggregate purchase price not to exceed $40,000. The average cost of the shares purchased in 2003 was $13.36, resulting in a total expenditure of $1,193. The Company repurchased 89,519 shares of common stock for $1,253 during fiscal 2002. In 2001, the Company repurchased 63,500 shares for a total of $730. The Company plans to continue its share repurchase program in fiscal 2004.

The Company's consolidated financial statements are prepared on the basis of historical dollars and are not intended to show the impact of inflation or changing prices. Neither inflation nor changing prices has had a material effect on the Company's consolidated financial position and results of operations in prior years.

We currently anticipate that manufacturing capital spending for fiscal 2004 will approximate $6,000, primarily for machinery and equipment and technology. Capital spending for retail real estate will be approximately $26,000 and may include the assumption of mortgage debt totaling $16,000. Our capital expenditure and working capital requirements in the foreseeable future may change depending on many factors including, but not limited to, our rate of growth, our operating results and any other adjustments in our operating plan needed in response to competition, acquisition opportunities or unexpected events. We believe that our existing cash and investment portfolio, and our borrowing capacity, together with cash provided by operations, will be more than sufficient to meet our capital expenditure and working capital requirements through fiscal 2004.

Contractual Obligations and Commitments:

The Company enters into contractual obligations and commercial commitments in the ordinary course of business. The following table summarizes our contractual payment obligations and other commercial commitments.

Contractual obligations and commitments by fiscal year

	2004	2005	2006	2007	Thereafter	Total
Other Long-term Liabilities	$ 1,468	$ 1,481	$ 1,377	$ 1,427	$ 4,071	$ 9,824
Letters of credit	4,235	-	-	-	-	4,235
Operating leases	6,326	5,986	5,478	5,256	33,981	57,027
Lease guarantees	7,859	2,410	1,637	1,393	5,212	18,511
Loan guarantees	3,916	2,617	1,361	-	-	7,894
Total	$ 23,804	$ 12,494	$ 9,853	$ 8,076	$ 43,264	$ 97,491

Off-Balance Sheet Arrangements:

The Company utilizes letters of credit in the purchase of goods in the normal course of business. The Company leases land and buildings that are primarily used in the operation of BFD stores. The Company has guaranteed certain lease obligations of licensee operations of the BFD stores, as part of the Company's retail expansion strategy. The Company also has guaranteed loans of certain of its BFD dealers to finance initial inventory packages for these stores. See Contractual Obligations and Commitments table above and Note P to the Consolidated Financial Statement for further discussion of operating leases, lease guarantees and loan guarantees, including descriptions of the terms of such commitments and methods used to mitigate risks associated with these arrangements.

Contingencies:

The Company is involved in various claims and litigation as well as environmental matters, which arise in the normal course of business. Although the final outcome of these legal and environmental matters cannot be determined, based on the facts presently known, it is management's opinion that the final resolution of these matters will not have a material adverse effect on the Company's financial position or future results of operations.

Market Risk:

The Company is exposed to market risk for changes in market prices of its various types of investments. The Company's investments include marketable securities and an investment partnership. The Company does not use these securities for trading purposes and is not party to any leveraged derivatives.

The Company's marketable securities portfolio, which totaled $19,900, at November 29, 2003 is diversified among six different money managers and over thirty different medium to large capitalization interests. Although there are no maturity dates for the Company's equity investments, management has plans to liquidate its current marketable equity securities portfolio on a scheduled basis over the next three to four years. Maturity dates on other investments in the portfolio range from two to five years.

The Company's Bassett Industries Alternative Asset Fund investment, which totaled $45,251 at November 29, 2003, invests in various private limited partnerships, which contain contractual commitments with elements of market risk. These contractual commitments, which include fixed-income securities and derivatives, may involve future settlements, which give rise to both market and credit risk. The investment partnership's exposure to market risk is determined by a number of factors, including the size, composition, and diversification of positions held, volatility of interest, market currency rates, and liquidity. Risks to these funds arise from the possible adverse changes in the market value of such interests and the potential inability of counterparties to perform under the terms of the contracts. However, the risk to the Alternative Asset Fund is limited to the amount of the Alternative Asset Fund's investment in each of these funds. (See Note F of the Consolidated Financial Statements.)

Safe-harbor, forward-looking statements:

This discussion contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations and business of Bassett Furniture Industries, Incorporated and Subsidiaries. These forward-looking statements involve certain risks and uncertainties. No assurance can be given that any such matters will be realized. Important factors that could cause actual results to differ materially from those contemplated by such forward-looking statements include:

- competitive conditions in the home furnishings industry
- general economic conditions that are less favorable than expected
- overall consumer demand for home furnishings
- BFD store openings and closings
- the profitability of BFD licensees and corporately-owned BFD stores
- not fully realizing cost reductions through restructurings
- fluctuations in the cost and availability of raw materials, labor and sourced products
- information and technology advances
- success of marketing and advertising campaigns
- future tax legislation, or regulatory or judicial positions
- ability to execute and expand global sourcing strategies
- performance of the Company's investment portfolios
- potential imposition of duties on imported products

Investor Information

Corporate Information and Investor Inquiries:

The Company's annual report and proxy statement together contain much of the information presented in the Form 10-K report filed with the Securities and Exchange Commission. Individuals who wish to receive the Form 10-K or other corporate literature should contact Barry C. Safrit, Vice President, Chief Financial Officer, at 276-629-6000.

Transfer Agent/Stockholder Inquiries:

Stockholders with inquiries relating to stockholder records, stock transfers, change of ownership, change of address or dividend payments should write to:

Wachovia Bank
Shareholder Services/Customer Service
1525 W. WT Harris Blvd.; 3C3
Charlotte, NC 28288-1153
800-829-8432

Annual Meeting:

The Bassett Annual Meeting of Shareholders will be held Tuesday, February 24, 2004, at 10:00 a.m. EST at the Company's headquarters in Bassett, Virginia.

Market and Dividend Information:

Bassett's common stock trades on the NASDAQ national market system under the symbol "BSET." The Company had approximately 1,285 registered stockholders at November 29, 2003. The range of per share amounts for the high and low market prices and dividends declared for the last two fiscal years are listed below:

	Market Prices of Common Stock				Dividends Declared	
Quarter	2003		2002		2003	2002
	High	Low	High	Low		
First	14.89	11.24	18.05	13.60	.20	.20
Second	13.75	9.86	21.96	16.81	.20	.20
Third	15.40	13.09	19.77	13.60	.20	.20
Fourth	17.32	13.44	15.00	12.38	.20	.20

Forward-Looking Statements:

This Annual Report contains forward-looking statements as defined in the Private Securities Litigation and Reform Act of 1995 and within the meaning of Sections 27A of the Securities Exchange Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this Annual Report the words "hope," "believe," "expect," "plan" or "planned," "intend," "anticipate," "potential" and similar expressions are intended to identify forward-looking statements. Readers are cautioned against placing undue reliance on these statements. Such statements, including but not limited to those regarding increases in sales, growth in the number of Bassett Furniture Direct stores, improving gross margins, growth in earnings per share, changes in capital structure, the operating performance of licensed BFD stores, LRG and other corporately-owned BFDs, are based upon management's beliefs, as well as assumptions made by and information currently available to management, and involve various risks and uncertainties, certain of which are beyond the Company's control. The Company's actual results could differ materially from those expressed in any forward-looking statement made by or on behalf of the Company.

If the Company does not attain its goals, its business and results of operations might be adversely affected. For a discussion of factors that may impair the Company's ability to achieve its goals, please see the cautionary statements in the Management's Discussion and Analysis section of this Annual Report.

Internet site:

Our new site on the Internet is filled with information about Bassett Furniture, including this annual report, detailed financial information and updates, information about our fine home furnishings products, and a directory of Bassett Furniture Direct stores and other stores that feature Bassett products. Visit us at www.bassettfurniture.com.

Directors

Paul Fulton
Chairman of the Board
Bassett Furniture Industries, Inc.

Peter W. Brown, M.D.
Partner
Virginia Surgical Associates of Richmond

Willie D. Davis
President
All-Pro Broadcasting, Inc.

Alan T. Dickson
Chairman of the Board
Ruddick Corporation

Howard H. Haworth
President
Haworth Group

Michael E. Murphy
Retired Vice Chairman and
Chief Administrative Officer
Sara Lee Corporation

Dale C. Pond
Senior Executive Vice President
Merchandising and Marketing
Lowe's Companies, Inc.

Robert H. Spilman, Jr.
President and Chief Executive Officer
Bassett Furniture Industries, Inc.

David A. Stonecipher
Chairman of the Board and
Chief Executive Officer
Jefferson-Pilot Corporation

Officers

Robert H. Spilman, Jr.
President and Chief Executive Officer

Keith R. Sanders
Executive Vice President, Operations

John E. Bassett, III
Vice President, Global Sourcing

Thomas M. Brockman
Vice President, Wood Division

Jay R. Hervey
Vice President, Secretary and General Counsel

Dennis Hoy
Vice President, Wood Merchandising

Matthew S. Johnson
Vice President, Merchandising and Design

Mark S. Jordan
Vice President, Upholstery Division

Charles T. King
Vice President, Retail Finance

Barry C. Safrit
Vice President and Chief Financial Officer

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Bassett, Virginia
www.bassettfurniture.com
(Nasdaq:BSET)